FORM U-13-60
                    Mutual and Subsidiary service companies
                            Revised February 7, 1980







                                 ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 1997 and Ending December 31, 1997

                                     TO THE

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                            EUA COGENEX CORPORATION
                       (Exact Name of Reporting Company)

                          A Subsidiary SERVICE COMPANY
                           ("Mutual" or "Subsidiary")



Date of Incorporation  September 26, 1983.

If not Incorporated, Date of Organization.

State or Sovereign Power under which Incorporated or Organized Massachusetts.

Location of Principal Executive Offices of Reporting Company:
     Boott Mills South, 100 Foot of John Street, Lowell, Massachusetts 01852

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Richard Burlingame, Asst. Comptroller, 100 Foot of John Street, Lowell, MA
01852
     (Name)              (Title)                    (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting company:

                Eastern Utilities Associates

SEC 1926 (6-82)                                TOTAL NUMBER OF PAGES 82



INSTRUCTIONS FOR USE OF MODIFIED FORM U-13-60

1. Time of Filing - Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associate Companies Pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

4. Organization Structure - The Company shall submit with each annual report a copy of its current organizational chart.



                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                SCHEDULE OR     PAGE
                                                ACCT. NO.       NO.

Description of Schedules and Accounts


COMPARATIVE BALANCE SHEET                         Schedule I        5-8

COMPANY PROPERTY                                  Schedule II       9-10

  ACCUMULATED PROVISION FOR DEPRECIATION AND
  AMORTIZATION OF COMPANY PROPERTY                Schedule III      11-12

  INVESTMENTS                                     Schedule IV       13-18

  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES    Schedule V        19

  ACCOUNTS RECEIVABLE AGING                       Schedule VI       20-21

  ACCUMULATED PROVISION FOR UNCOLLECTIBLE         Schedule VII      22
  ACCOUNTS

  MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII     23

  MISCELLANEOUS DEFERRED DEBITS                   Schedule IX       24-25

  PROPRIETARY CAPITAL                             Schedule XI       26

  LONG-TERM DEBT                                  Schedule XII      27

  CURRENT AND ACCRUED LIABILITIES                 Schedule XIII     28-30

  NOTES TO FINANCIAL STATEMENTS                   Schedule XIV      31-50

COMPARATIVE INCOME STATEMENT                      Schedule XV       51-52

  ANALYSIS OF BILLING - SALES & PROJECT REVENUES  Accounts 415/417  53

  ANALYSIS OF MISCELLANEOUS INCOME                Accounts 419/421  54-56

  SCHEDULE OF EXPENSE DISTRIBUTION                Schedule XVII     57

  DEPARTMENTAL ANALYSIS OF SALARIES               Account 920       58

  OUTSIDE SERVICES EMPLOYED                       Account 923       59-61

  GENERAL ADVERTISING EXPENSES                    Account 930.1     62

  MISCELLANEOUS GENERAL EXPENSES                  Account 930.2     63


                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                  SCHEDULE OR     PAGE
                                                  ACCT. NO.       NO.

Description of Schedules and Accounts


        RENTS                                     Account 931     64

        TAXES OTHER THAN INCOME                   Account 408     65-67

        DONATIONS                                 Account 426.1   68

        OTHER DEDUCTIONS                          Account 426.5   69

        NOTES TO STATEMENT OF INCOME              Schedule XVIII  70

        SCHEDULE OF TERMINATED CONTRACTS                          71

        SCHEDULE OF PROJECT VALUES                                72

        SCHEDULE OF ESTIMATED KILOWATTS SAVED                     73




                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS



Description of Reports or Statements


        PROJECT INCOME STATEMENT                                   74-76

        ORGANIZATIONAL STRUCTURE                                   77-81

        SIGNATURE CLAUSE                                           82





ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS
Give balance sheet of the companies as of December 31

CURRENT YEAR - 1997
ACCOUNT          ASSETS AND OTHER DEBITS


            COMPANY PROPERTY                                        EUA                         EUA                    EUA
                                                                   Cogenex                     Cogenex    Renova       Day
                                                                   Consol.   Elimination      Corpor.   (Division) (Division)


     COMPANY PROPERTY
121  Company Property (Schedule II)                               85,810,567                  61,543,814   1,489,216  1,736,855
107  Construction work in progress (Schedule II)                   9,462,145                   9,078,204           0    239,477
          Total Property                                          95,272,712            0     70,622,018   1,489,216  1,976,332
108  Less accumulated provision for depreciation
     and amortization company property (Schedule III)            (36,384,164)                (28,418,497)  (929,886)  (876,857)
          Net Company Property                                    58,888,548            0     42,203,521    559,330   1,099,475

     INVESTMENTS
123  Investments in associated companies (Schedule IV)            31,409,130    17,037,245    48,446,375
124  Other Investments (Schedule IV)                              42,253,065                  34,125,819
          Total Investments                                       73,662,195    17,037,245    82,572,194          0          0

     CURRENT AND ACCRUED ASSETS
131  Cash                                                          1,073,005                     624,980    (42,790)  (182,065)
134  Special Deposits                                                721,525                      83,152          0    329,276
135  Working Funds                                                    17,334                      10,000      1,000      2,518
136  Temporary cash investments (Schedule IV)                              0
141  Notes Receivable and Lease Receivable                        14,673,382    21,213,378    32,791,100     72,958   1,287,015
143  Accounts Receivable (Schedule VI)                            26,498,336                  15,389,805   1,580,681  1,263,687
144  Accumulated provision for uncollectible acct. (Schedule VII)   (857,161)                   (528,555)  (313,286)   (15,320)
146  Accounts receivable from associate companies (Schedule V & VI)        0    6,104,878      5,324,809    242,721    395,764
152  Fuel stock expenses undistributed                                     0
154  Materials and Supplies                                        1,647,126                      63,569    819,446    225,540
163  Store expense undistributed                                           0
165  Prepayments                                                     140,307                      86,174      3,319      6,991
171  Interest Receivable                                           2,916,929                   2,873,668     31,338
174  Miscellaneous current and accrued assets                        166,848                     143,351                23,497
          Total Current and Accrued Assets                        46,997,631    27,318,256    56,862,053   2,395,387  3,336,903

         DEFERRED DEBITS
181  Unamortized debt expense                                        410,352                     410,352
184  Clearing Accounts                                                     0
186  Miscellaneous deferred debits (Schedule IX)                   7,456,385                   6,015,008        (17)     9,987
188  Research, development, or demonstration expend. (Schedule X)          0
          Total Deferred Debits                                    7,866,737            0      6,425,360        (17)     9,987

190  ACCUMULATED DEFERRED INCOME TAX BENEFIT                       8,911,448                   4,043,382


         TOTAL ASSETS AND OTHER DEBITS                            196,326,559   44,355,501    192,106,510  2,954,700  4,446,365


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS (continued)
Give balance sheet of the companies as of December 31

CURRENT YEAR - 1997
ACCOUNT          ASSETS AND OTHER DEBITS


            COMPANY PROPERTY                                         EUA         EUA       EUA       EUA       EUA
                                                                  Day1/Day2     NEMI      Cogenex  Citizens   Cogenex
                                                                  (Division)    Inc       Canada   Corpor.    West


        COMPANY PROPERTY
121 Company Property (Schedule II)                                1,150,027    8,993,365           3,600,065   7,297,225
107 Construction work in progress (Schedule II)                                       0              701,949    (557,485)
         Total Property                                           1,150,027    8,993,365        0  4,302,014   6,739,740
108 Less accumulated provision for depreciation
    and amortization company property (Schedule III)              (443,911)   (3,918,843)           (560,385) (1,235,785)
         Net Company Property                                      706,116     5,074,522        0  3,741,629   5,503,955

     INVESTMENTS
123  Investments in associated companies (Schedule IV)
124  Other Investments (Schedule IV)                                                     4,322,974             3,804,272
          Total Investments                                              0            0  4,322,974             3,804,272

     CURRENT AND ACCRUED ASSETS
131  Cash                                                                       384,367    782,852  (423,831)    (70,508)
134  Special Deposits                                                                                      0     309,097
135  Working Funds                                                                                     3,000         816
136  Temporary cash investments (Schedule IV)
141  Notes Receivable and Lease Receivable                                                 916,892               818,795
143  Accounts Receivable (Schedule VI)                                          745,262  1,286,121 3,163,223   3,069,557
144  Accumulated provision for uncollectible acct. (Schedule VII)
146  Accounts receivable from associate companies (Schedule V & VI)                                   55,164      86,420
152  Fuel stock expenses undistributed
154  Materials and Supplies                                        411,194                                       127,377
163  Store expense undistributed
165  Prepayments                                                                           13,479      1,754      28,590
171  Interest Receivable                                                                                          11,923
174  Miscellaneous current and accrued assets
          Total Current and Accrued Assets                         411,194     1,129,629 2,999,344 2,799,310   4,382,067

         DEFERRED DEBITS
181   Unamortized debt expense
184   Clearing Accounts
186   Miscellaneous deferred debits (Schedule IX)                              1,166,384   134,242    71,082      59,699
188   Research, development, or demonstration expenditures (Schedule X)
           Total Deferred Debits                                         0     1,166,384   134,242    71,082      59,699

190   ACCUMULATED DEFERRED INCOME TAX BENEFIT                                  3,749,664                       1,118,402


         TOTAL ASSETS AND OTHER DEBITS                            1,117,310   11,120,199 7,456,560 6,612,021  14,868,395


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1997
ACCOUNT          LIABILITIES AND PROPRIETARY CAPITAL


                                                                  EUA                      EUA                        EUA
                                                                Cogenex                  Cogenex        Renova        Day
                                                                Consol     Eliminations Corporation   (Division) (Division)

     PROPRIETARY CAPITAL

201  Common Stock Issued (Schedule XI)                                100      1,400            100
204  Redeemable preferred stock of subsidiaries (Schedule XI)          75
211  Miscellaneous paid-in-capital (Schedule X)                47,125,408  15,811,826    46,027,876               1,097,532
215  Appropriated retained earnings (Schedule XI)                       0
216  Unappropriated retained earnings (Schedule XI)               477,169   1,224,019     2,659,708   (1,499,286)   292,183
          Total Proprietary Capital                            47,602,752  17,037,245    48,687,684   (1,499,286) 1,389,715

     LONG-TERM DEBT

223  Advances from associate companies (Schedule XII)                   0
224  Other long-term debt (Schedule XII)                       84,100,000                84,100,000
225  Unamortized premium on long-term debt                              0
226  Unamortized discount of long-term debt                             0
          Total Long-Term Debt                                 84,100,000          0     84,100,000           0          0

     CURRENT AND ACCRUED LIABILITIES

224  Current Maturities of Long-term debt (Schedule XIII)       6,700,000                 6,700,000
231  Notes payable                                             40,693,521                37,550,000
232  Accounts payable                                           3,071,309                 1,416,499      169,089    295,784
233  Notes payable to associate companies (Schedule XIII)               0  18,952,328                  1,752,150  1,672,073
234  Accounts payable - associated companies (Schedule XIII)      521,506  6,104,878      1,193,768      835,660    298,386
235  Customer Deposits                                              2,099                                  2,099
236  Taxes accrued                                                301,884                    44,949       59,902     26,535
237  Interest accrued                                           1,266,881  2,261,050      1,266,881    1,413,187    380,947
238  Dividends declared                                                 0
241  Tax collections payable (Refund)                                   0
242  Miscellaneous current and accrued liab. (Schedule XIII)    3,399,562                 3,355,955        3,867      1,488
          Total Current and Accrued Liabilities                55,956,762  27,318,256    51,528,052    4,235,954  2,675,213


     DEFERRED CREDITS
253           Other deferred credits                            3,590,177                 2,790,707      218,032    381,437
255           Accumulated deferred investment tax credit                 0
                   Total Deferred Credits                       3,590,177          0      2,790,707      218,032    381,437

282/283          ACCUMULATED DEFERRED INCOME TAXES              5,076,868          0      5,000,067            0          0


      TOTAL LIABILITIES AND PROPRIETARY CAPITAL                196,326,559 44,355,501   192,105,510    2,954,700  4,446,365

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS (continued)

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1997
ACCOUNT          LIABILITIES AND PROPRIETARY CAPITAL


                                                                      EUA       EUA          EUA         EUA       EUA
                                                                   Day1/Day2    NEM        Cogenex    Citizens  Cogenex
                                                                   (Division)   Inc        Canada     Corpor.   West

     PROPRIETARY CAPITAL

201  Common Stock Issued (Schedule XI)                                            1,100        100         100          100
204  Redeemable preferred stock of subsidiaries                                                             75
211  Miscellaneous paid-in-capital (Schedule XI)                             10,502,050   (212,190)               5,521,966
215  Appropriated retained earnings (Schedule XI)
216  Unappropriated retained earnings (Schedule XI)                (886,734)    190,866  1,072,955     223,453     (351,957)
          Total Proprietary Capital                                (886,734) 10,694,016    860,865     223,628    5,170,109

     LONG-TERM DEBT

223  Advances from associate companies (Schedule XII)
224  Other long-term debt (Schedule XII)
225  Unamortized premium on long-term debt
226  Unamortized discount of long-term debt
          Total Long-Term Debt                                            0         0         0           0           0

     CURRENT AND ACCRUED LIABILITIES

224  Current Maturities of Long-term debt (Schedule XIII)
231  Notes payable                                                                       3,146,175           0       (2,654)
232  Accounts payable                                                                      648,592     222,159      319,186
233  Notes payable to associate companies (Schedule XIII)          1,961,412    348,222              5,428,000    7,790,471
234  Accounts payable - associated companies (Schedule XIII)         15,000     (46,045) 2,591,231     425,542    1,312,842
235  Customer Deposits
236  Taxes accrued                                                                         148,168          59       22,271
237  Interest accrued                                                27,632                            175,974      263,310
238  Dividends declared                                                             0
241  Tax collections payable (Refund)
242  Miscellaneous current and accrued liabilities (Schedule XIII)                                      36,844        1,408
          Total Current and Accrued Liabilities                    2,004,044    302,177  6,534,166   6,288,578    9,706,834


     DEFERRED CREDITS
253           Other deferred credits                                            124,582     61,529      33,370      (19,480)
255           Accumulated deferred investment tax credits
                   Total Deferred Credits                                   0   124,582     61,529      33,370      (19,480)

282/283          ACCUMULATED DEFERRED INCOME TAXES                                 (576)        0       66,445       10,932


      TOTAL LIABILITIES AND PROPRIETARY CAPITAL                    1,117,310 11,120,199  7,456,560   6,612,021   14,868,395

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1996
ACCOUNT          ASSETS AND OTHER DEBITS


            COMPANY PROPERTY                                                  EUA                         EUA
                                                                            Cogenex                     Cogenex       Renova
                                                                            Consolidated Eliminations  Corporation  (Division)


          COMPANY PROPERTY
     121  Company Property (Schedule II)                                   77,212,472                  57,502,131     1,269,576
     107  Construction work in progress (Schedule II)                       7,651,781                   7,446,274             0
               Total Property                                              84,864,253             0    64,948,405     1,269,576
     108  Less accumulated provision for depreciation
          and amortization company property (Schedule III)                (32,763,307)                (26,787,539)   (1,014,747)
               Net Company Property                                        52,100,946             0    38,160,866       254,829

          INVESTMENTS
     123  Investments in associated companies (Schedule IV)                35,465,734    16,546,068    52,011,802
     124  Other Investments (Schedule IV)                                  49,528,866                  40,792,218
               Total Investments                                           84,994,600    16,546,068    92,804,020             0

          CURRENT AND ACCRUED ASSETS
     131  Cash                                                              2,226,911                   1,448,920       139,363
     134  Special Deposits                                                    682,378                      84,292           200
     135  Working Funds                                                        19,650                      10,000         1,565
     136  Temporary cash investments (Schedule IV)                                  0
     141  Notes Receivable and Lease Receivable                            19,889,703    12,583,829    31,024,526        72,958
     143  Accounts Receivable (Schedule VI)                                22,458,486                  12,010,724     1,771,693
     144  Accumulated provision for uncollectible accounts (Schedule VII)    (649,003)                   (439,386)     (209,617)
     146  Accounts receivable from associate companies  (Schedule V & VI)      76,220     7,309,234     6,847,107       305,247
     152  Fuel stock expenses undistributed                                         0
     154  Materials and Supplies                                            2,025,772                      63,569     1,339,641
     163  Store expense undistributed                                               0
     165  Prepayments                                                         134,296                     100,632         6,759
     171  Interest Receivable                                                 475,042                     456,274        18,768
     174  Miscellaneous current and accrued assets (Schedule VIII)            116,662                      93,165
               Total Current and Accrued Assets                            47,456,117    19,893,063    51,699,823     3,446,577
0

            DEFERRED DEBITS
     181  Unamortized debt expense                                            558,402                     558,402
     184  Clearing Accounts                                                         0
     186  Miscellaneous deferred debits (Schedule IX)                       8,441,266                   6,877,267
     188  Research, development, or demonstration expenditures (Schedule X)         0
               Total Deferred Debits                                        8,999,668             0     7,435,669             0

     190         ACCUMULATED DEFERRED INCOME TAX BENEFIT                    9,031,031                   4,302,038


            TOTAL ASSETS AND OTHER DEBITS                                 202,582,362    36,439,131   194,402,416     3,701,406

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS (continued)

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1996
ACCOUNT          ASSETS AND OTHER DEBITS


            COMPANY PROPERTY                                                   EUA           EUA           EUA           EUA
                                                                               NEM         Cogenex      Citizens      Cogenex
                                                                               Inc         Canada      Corporation     West

                 COMPANY PROPERTY
     121         Company Property (Schedule II)                              9,196,665                   2,964,006     4,167,000
     107         Construction work in progress (Schedule II)                         0                      10,202       195,305
                      Total Property                                         9,196,665             0     2,974,208     4,362,305
     108         Less accumulated provision for depreciation
                 and amortization company property (Schedule III)           (3,317,954)                   (163,421)     (677,935)
                      Net Company Property                                   5,878,711             0     2,810,787     3,684,370

          INVESTMENTS
     123         Investments in associated companies (Schedule IV)
     124         Other Investments (Schedule IV)                                           5,897,908                   2,838,740
                      Total Investments                                              0     5,897,908             0     2,838,740

          CURRENT AND ACCRUED ASSETS
     131  Cash                                                                 568,629        50,242        44,720       (61,145)
     134  Special Deposits                                                                                 115,011       226,960
     135  Working Funds                                                                                      3,000         3,643
     136  Temporary cash investments (Schedule IV)
     141  Notes Receivable and Lease Receivable                                              891,568                     451,932
     143  Accounts Receivable (Schedule VI)                                    403,635        21,940       953,797     5,720,358
     144  Accumulated provision for uncollectible accounts (Schedule VII)
     146  Accounts receivable from associate companies  (Schedule V & VI)                                   55,164        88,277
     152  Fuel stock expenses undistributed
     154  Materials and Supplies                                                                                          39,790
     163  Store expense undistributed
     165  Prepayments                                                                         11,632                       7,883
     171  Interest Receivable
     174  Miscellaneous current and accrued assets (Schedule VIII)
               Total Current and Accrued Assets                                972,264       975,382     1,171,692     6,477,698
0

            DEFERRED DEBITS
     181  Unamortized debt expense
     184  Clearing Accounts
     186  Miscellaneous deferred debits (Schedule IX)                        1,260,128       246,156        50,598         5,912
     188  Research, development, or demonstration expenditures (Schedule X)
               Total Deferred Debits                                         1,260,128       246,156        50,598         5,912

     190         ACCUMULATED DEFERRED INCOME TAX BENEFIT                     4,038,647                                   690,346


            TOTAL ASSETS AND OTHER DEBITS                                   12,149,750     7,119,446     4,033,077    13,697,066



ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1996
ACCOUNT          LIABILITIES AND PROPRIETARY CAPITAL


                                                                              EUA                         EUA
                                                                            Cogenex                     Cogenex       Renova
                                                                         Consolidated  Eliminations   Corporation   (Division)

PROPRIETARY CAPITAL

     201  Common Stock Issued (Schedule XI)                                       100         1,400           100
     204  Redeemable preferred stock of subsidiaries  (Schedule XI)                75
     211  Miscellaneous paid-in-capital (Schedule XI)                      47,273,467    15,802,669    46,175,934
     215  Appropriated retained earnings (Schedule XI)                              0
     216  Unappropriated retained earnings (Schedule XI)                      275,146       741,999       305,556       108,889
               Total Proprietary Capital                                   47,548,788    16,546,068    46,481,590       108,889

          LONG-TERM DEBT

     223         Advances from associate companies (Schedule XII)                   0
     224         Other long-term debt (Schedule XII)                       90,800,000                  90,800,000
     225         Unamortized premium on long-term debt                              0
     226         Unamortized discount of long-term debt                             0
                      Total Long-Term Debt                                 90,800,000             0    90,800,000             0

          CURRENT AND ACCRUED LIABILITIES

     224   Current Maturities of Long-term debt (Schedule XII)             21,700,000                  21,700,000
     231   Notes payable                                                   22,464,685                  17,923,000
     232   Accounts payable                                                 4,682,330                   3,171,218       219,954
     233   Notes payable to associate companies (Schedule XIII)                     0    12,583,829                     755,650
     234   Accounts payable - associated companies (Schedule XIII)            221,684     5,516,432       666,693       732,305
     236   Taxes accrued                                                      450,570                      14,208        55,316
     237   Interest accrued                                                 2,482,523     1,632,802     2,482,523     1,351,623
     238   Dividends declared                                                       0       160,000
     241   Tax collections payable (Refund)                                         0
     242   Miscellaneous current and accrued liabilities (Schedule XIII)    2,702,610                   2,575,538        31,728
                Total Current and Accrued Liabilities                      54,704,402    19,893,063    48,533,180     3,146,576


          DEFERRED CREDITS
     253         Other deferred credits                                     5,023,528                   4,125,450       445,941
     255         Accumulated deferred investment tax credits                        0
                      Total Deferred Credits                                5,023,528             0     4,125,450       445,941

  282/283        ACCUMULATED DEFERRED INCOME TAXES                          4,505,644             0     4,462,196             0


      TOTAL LIABILITIES AND PROPRIETARY CAPITAL                           202,582,362    36,439,131   194,402,416     3,701,406


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS (continued)

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1996
ACCOUNT          LIABILITIES AND PROPRIETARY CAPITAL


                                                                     EUA           EUA           EUA           EUA        EUA
                                                                     Day           NEM         Cogenex      Citizens    Cogenex
                                                                  (Division)       Inc          Canada     Corporation    West
          PROPRIETARY CAPITAL


     201   Common Stock Issued (Schedule XI)                                      1,100           100           100          100
     204   Redeemable preferred stock of subsidiaries (Schedule XI)                                              75
     211   Miscellaneous paid-in-capital (Schedule XI)          1,097,532    11,502,050       (64,132)                 4,364,752
     215   Appropriated retained earnings (Schedule XI)
     216   Unappropriated retained earnings (Schedule XI)         (50,598)     (229,430)      485,327        27,251      370,150
                Total Proprietary Capital                       1,046,934    11,273,720       421,295        27,426    4,735,002

          LONG-TERM DEBT

     223         Advances from associate companies (Schedule XII)
     224         Other long-term debt (Schedule XII)
     225         Unamortized premium on long-term debt
     226         Unamortized discount of long-term debt
                      Total Long-Term Debt

          CURRENT AND ACCRUED LIABILITIES

     224   Current Maturities of Long-term debt (Schedule XII)
     231   Notes payable                                                                    3,648,300       873,782       19,603
     232   Accounts payable                                       532,191                     107,667       118,773      532,527
     233   Notes payable to ass. cos. (Schedule XIII)           1,767,073       340,000                   2,587,500    7,133,606
     234   Accounts payable - ass. cos. (Schedule XIII)           200,027         8,363     2,591,231       339,890    1,199,607
     236   Taxes accrued                                            9,775                     336,360         3,351       31,560
     237   Interest accrued                                       281,179
     238   Dividends declared                                                   160,000
     241   Tax collections payable (Refund)
     242   Misc. current and accrued liab. (Schedule XIII)          1,351                                     63,828      30,165
                Total Current and Accrued Liabilities           2,791,596       508,363     6,683,558      3,987,124   8,947,068


          DEFERRED CREDITS
     253         Other deferred credits                            79,802       366,900        14,593          2,870     (12,028)
     255         Accumulated deferred investment tax credits
                      Total Deferred Credits                       79,802       366,900        14,593          2,870     (12,028)

  282/283        ACCUMULATED DEFERRED INCOME TAXES                                  767             0         15,657      27,024



      TOTAL LIABILITIES AND PROPRIETARY CAPITAL                 3,918,332    12,149,750     7,119,446     4,033,077   13,697,066

SCHEDULE II COMPANY PROPERTY

DESCRIPTION                      BALANCE AT                    RETIREMENTS   OTHER    BALANCE
                                 BEGINNING       ADDITIONS       OR SALES    CHANGES  AT CLOSE
                                  OF YEAR                                             OF YEAR

COMPANY PROPERTY
ACCOUNT

121     LEASEHOLD IMPROVEMENTS:
        EUA COGENEX                 57,531                       (19,374)              38,157
        RENOVA                      72,829                        (1,978)              70,851
        EUA CITIZENS                 3,490                                              3,490
        EUA COGENEX WEST            41,214                                             41,214

121     BUILDINGS:
        EUA DAY                    835,867         1,620                              837,487

121     EQUIPMENT:
        EUA COGENEX             36,001,120     2,148,126      (7,496,655)          30,652,591
        RENOVA                     435,714       285,116          (5,994)             714,836
        EUA NEMI                 8.663,633                      (200,118)           8,463,515
        EUA CITIZENS             1,481,656     2,142,866        (223,155)           3,401,367
        EUA COGENEX WEST           794,893     1,542,643      (1,323,738)           1,013,798

121     COMPUTER EQUIPMENT AND
        COMPUTER NETWORK:
        EUA COGENEX              1,031,762        28,251        (390,210)             669,803
        RENOVA                      90,164       141,939          (5,362)             226,741
        EUA DAY                      2,426                                              2,426
        EUA NEMI                     4,906           106          (3,288)               1,724
        EUA CITIZENS                21,909                                             21,909
        EUA COGENEX WEST           224,439        11,666          (5,771) (B)         230,334

121     SOFTWARE DEVELOPMENT
        COSTS:
        DAY 1/ DAY 2:                    0     1,150,027                            1,150,027

121     OFFICE FURNITURE, TOOLS AND
        EQUIPMENT:
        EUA COGENEX                219,798       150,344         (77,833)             292,309
        RENOVA                     596,044        43,677        (188,399)             451,322
        EUA DAY                    627,879       105,086         (21,866)             711,099
        EUA NEMI                    28,126                                             28,126
        EUA CITIZENS                10,202                                             10,202
        EUA COGENEX WEST            49,025         5,423                               54,448
121     AUTOMOBILES, OTHER VEHICLES
        AND RELATED GARAGE
        EQUIPMENT:
        EUA COGENEX                      0                                                  0
        RENOVA                      74,824                       (49,358)              25,466
        EUA DAY                    185,843                                            185,843

301     ORGANIZATION
        EUA COGENEX                554,034                                            554,034
        EUA CITIZENS                72,250                                             72,250
        EUA COGENEX WEST             7,622                                              7,622

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE II
COMPANY PROPERTY- (Continued)

DESCRIPTION                            BALANCE AT                      RETIREMENTS   OTHER     BALANCE AT
                                       BEGINNING OF    ADDITIONS         OR SALES    CHANGES   CLOSE OF YEAR
                                           YEAR


 302/303        MISCELLANEOUS PLANT AND
        INTANGIBLE PLANT:
        EUA COGENEX                   16,989,895        13,358,682      (1,011,657)             29,336,920
        EUA DAY                          196,620                                     (196,620)           0
        EUA NEMI                         500,000                                                   500,000
        EUA CITIZENS                           0            90,847                                  90,847
        EUA COGENEX WEST               3,049,809         2,900,000                               5,949,809


SUB-TOTAL                             72,925,524        24,106,419     (11,018,985)  (202,391)  85,810,567

107     CONSTRUCTION WORK IN
        PROGRESS:
        EUA COGENEX                   10,094,264        46,291,852     (47,307,912)              9,078,204
        EUA DAY                          264,459           436,282        (461,264)                239,477
        EUA CITIZENS                   1,384,700         5,832,132       6,514,883)                701,949
        EUA COGENEX WEST                 195,305         6,038,338      (6,791,128)               (557,485)

TOTAL                                 84,864,252        82,705,023     (72,094,172)  (202,391)  95,272,712


A) ASSET WRITE-OFFS

B) RECLASS TO ORGANIZATION

1/      PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

2/      SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE
        COMPANY SHALL PROVIDE A LISTING BY SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING
        THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUB-ACCOUNT DESCRIPTION                     NET CHANGE      BALANCE AT CLOSE OF YEAR
(1) Utility Load Reduction Programs          (759,964)           29,608,030
(2) Energy Management Programs             (2,650,067)           13,923,241
(3) Energy Management Equipment               279,122               714,836

TOTAL                                      (3,130,909)           44,246,107

3/      DESCRIBE OTHER COMPANY PROPERTY:
        NONE
4/      DESCRIBE CONSTRUCTION WORK IN PROGRESS:
        FOR A DESCRIPTION OF CONSTRUCTION WORK IN PROGRESS,
        SEE "NOTES TO FINANCIAL STATEMENTS" ON PAGE 29

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF COMPANY PROPERTY

                                 BALANCE AT                  RETIREMENTS     OTHER     BALANCE AT
DESCRIPTION                      BEGINNING OF                  OR SALES      CHANGES   CLOSE OF
                                    YEAR          ADDITIONS                            YEAR

ACCOUNT

111     ORGANIZATION:
        EUA COGENEX              165,782            111,028                              276,810
        EUA CITIZENS              19,819             16,556                               36,375
        EUA COGENEX WEST           7,622                                                   7,622


111     MISCELLANEOUS IN-
        TANGIBLE PLANT:
        EUA COGENEX            4,555,257          1,523,717     (36,126)               6,042,848
        RENOVA                   186,000                                                 186,000
        EUA NEMI                 299,988             99,996      (8,333)                 391,651
        EUA CITIZENS                   0                                                       0
        EUA COGENEX WEST         276,509            374,479                              650,988

122     LEASEHOLD
        IMPROVEMENTS:
        EUA COGENEX               47,212              4,264    (19,374)                   32,102
        RENOVA                    66,883              5,265     (1,540)                   70,608
        EUA CITIZENS               1,105                698                                1,803
        EUA COGENEX WEST          24,728              8,120                               32,848

122     OFFICE FURNITURE AND
        FIXTURES:
        EUA COGENEX             188,770              21,308    (77,833)                  132,245
        RENOVA                  433,410              61,315   (161,412)                  333,313
        EUA DAY                 505,237              45,501                              550,738
        EUA NEMI                 27,686                 440                               28,126
        EUA CITIZENS              3,525               2,040                                5,565
        EUA COGENEX WEST         17,283              15,628     (1,684)                   31,227

122     COMPUTER EQUIPMENT:
        EUA COGENEX             929,674             166,577   (616,355)                  479,896
        RENOVA                    6,366              24,439     (1,176)                   29,629
        EUA DAY                     890                 485                                1,375
        EUA NEMI                  2,683                 212     (1,171)                    1,724
        EUA CITIZENS              6,437               4,382                               10,819
        EUA COGENEX WEST        128,600              34,401        (71)                  162,930

121     SOFTWARE DEVELOPMENT
        COSTS:
        DAY 1/ DAY 2                  0             443,911                              443,911
        EUA DAY                       0              13,108                   (13,108)         0

122     EQUIPMENT:
        EUA COGENEX          20,900,844           3,274,647 (2,720,845)               21,454,596
        RENOVA                  252,663              40,227     (2,466)                  290,424
        EUA NEMI              2,987,598             531,017    (21,273)                3,497,342
        EUA CITIZENS            132,535             373,288                              505,823
        EUA COGENEX WEST        223,194             188,642    (61,660)                  350,170


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF COMPANY PROPERTY (Continued)


                               BALANCE AT                   RETIREMENTS     OTHER     BALANCE AT
DESCRIPTION                    BEGINNING OF                   OR SALES      CHANGES    CLOSE OF
                                  YEAR        ADDITIONS                                  YEAR


122     AUTOMOBILES, OTHER
        VEHICLES & RELATED
        GARAGE EQUIPMENT
        EUA COGENEX                 0
        RENOVA                 69,425           5,129          (54,642)                 19,912
        EUA DAY               168,228           4,984                                  173,212

122     STRUCTURES AND
        IMPROVEMENTS
        EUA DAY              127,356           24,176                                  151,532



TOTALS                    32,763,309        6,904,741        (4,217,546)   (13,108) 35,437,396


(A)     ASSET WRITE-OFFS


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE IV
INVESTMENTS


INSTRUCTIONS: Complete the following schedule concerning investments. Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.


DESCRIPTION                                           BALANCE AT     BALANCE
                                                      BEGINNING      AT CLOSE
                                                      OF YEAR        OF YEAR


ACCOUNT 123 - INVESTMENT IN SUBSIDIARY COMPANIES
Investments in Subsidiary Companies:
        Micro Utility, L.P.                            780,167         19,955
        EUA WestCoast, L.P.                          2,893,002      1,452,417
        EUA/FRCII Energy Associates                    287,360      1,022,061
        Energy Capital & Services I & II            31,467,771     28,987,894
        APS                                             37,434        (73,197)
        Total Equity Investment                     35,465,734     31,409,130

ACCOUNT 124 - OTHER INVESTMENTS
Notes Receivable:
        EUA Cogenex Corporation:
        Lebanon Valley College                          89,000         89,000
        Christian Health Care Center                    45,000         45,000
        Sycom Enterprises                            1,881,671      1,686,671
        Columbia University                          9,519,246      9,153,148
        Allied Signal Aerospace                        922,194        922,194
        Interfaith Medical - Large                     739,000        699,000
        Boston University Phase II                     565,590
        Eastman Kodak                                5,869,821      4,191,392
        Sycom - Pepco                                   95,171      1,156,898
        Veterans Association Hospital                1,159,021      1,159,021
        44 Stelton                                      68,000         66,000
        Boston Edison DSM Notes                      2,227,704      2,007,704
        Enersave, Inc.                                 981,297        981,297
        Sheraton - Washington                          402,734        322,734
        N. Rockland Central School                   1,110,000      1,090,000
        Spencer Press                                  275,000        260,000
        Exxon - Biomedical                             100,000        100,000
        J&J Snack Food                                 100,000        100,000
        Coral Gable Bldg.                                9,000          5,000


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE IV
INVESTMENTS (Continued)

INSTRUCTIONS:           Complete the following schedule concerning investments.
Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.


DESCRIPTION
                                       BALANCE AT       BALANCE
                                       BEGINNING        AT CLOSE
                                       OF YEAR          OF YEAR


ACCOUNT 124 - OTHER INVESTMENTS

        Rochester Telephone             260,000          254,000
        Trane Company.                  375,590          375,590
        TR Brell, Inc.                   31,317           26,317
        Clearwater Christian College     50,000           35,000
        HTI- So. Tenn. Medical Center    33,289           27,289
        Riverview Associates              6,600            6,600
        Clark College                    51,317           31,317
        Shuwa                           453,435       (4,276,346)
        Boca Tecca County Club           10,000                0
        HTI - Springfield                45,458           30,458
        HTI - Livingston                 28,244           17,244
        Golden State Health              46,000           12,000
        HTI - Crockett Hospital          31,343           25,343
        HTI - Stone River                15,570           14,569
        Flextronics - 1971 North          8,000            8,000
        Flextronics - 2241  Lunday       25,000           19,000
        Nations Bank, Coral Ridge         3,200                0
        Metropolitan Square              88,051           53,051
        LaSalle Military Academy        106,000          101,000
        Southmore Medical                55,000           33,000
        Wareham Schools                 154,000          144,000
        Kessler Institute               516,386          496,386
        Boston University Bookstore      38,545           32,545
        KAO Info Systems                105,000           95,000
        HTI - Midway Park                32,000           26,000
        Harry J. Rrashti & Company      135,583          135,583
        Seton Hall University           900,000          900,000
        General Accident Insurance
          Company of America                275              275
        Bell Atlantic                    14,838           14,838

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE IV
INVESTMENTS (Continued)

INSTRUCTIONS:    Complete the following schedule concerning investments.
Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.



DESCRIPTION                                        BALANCE AT       BALANCE
                                                   BEGINNING        AT CLOSE
                                                   OF YEAR          OF YEAR


ACCOUNT 124 - OTHER INVESTMENTS

        Eastern Christian Childrens                  18,261          18,261
        Fisher Scientific Co.                       150,391         142,391
        Fisher Scientific Company                    62,098          92,098
        Mountainside Hospital                       145,000         145,000
        Chase Manhattan Corp.                       550,000         550,000
        Homasote Company                            110,000         110,000
        The Baith Company                                 0           8,000
        Lundardi's Supermarket                            0          50,000
        Zion Evangelical                                  0          30,000
        Bird Bowl Partnership                             0          11,000
        St. Thomas University                             0          21,000
        Windsor-Anaheim Health                            0          11,000
        Family Bargain Center                             0          11,000
        Westside Associates                               0          45,000
        Kmart Corporation                                 0         365,435
        Cornerstone Imagine                               0          30,000
        Serramonte Ridge Medical Center                   0          25,000
        JS Prop & Daly City                               0          12,000
        Total                                    30,815,240      24,350,303

        EUA Cogenex West Corporation:
        City of Boulder                              41,741               0
        Aerotech                                     64,115          49,206
        Denver West                                 737,508         564,943
        Harlequin                                   184,659               0
        UNC                                               0         598,581
        Nations Bank                                      0         844,221
        Total                                     1,028,023       2,056,951

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE IV
INVESTMENTS (Continued)

INSTRUCTIONS:           Complete the following schedule concerning investments.
Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

                                                 BALANCE AT       BALANCE
DESCRIPTION                                      BEGINNING        AT CLOSE
                                                 OF YEAR          OF YEAR

ACCOUNT 124 - OTHER INVESTMENTS

        EUA Canada:
        Metro Toronto School Board               5,897,908       4,322,974
        Total                                    5,897,908       4,322,974

TOTAL NOTES RECEIVABLE                          37,741,171      30,730,210

Long Term Lease Receivable
        EUA Cogenex Corporation:
        Miscellaneous                              523,993         376,991
        White Memorial Medical Center               97,782          (9,397)
        Stull Randolph                              33,840          31,425
        PF Labs                                    491,522         450,304
        HWD                                        664,738         577,376
        Barnett Phase II                            80,492          29,515
                Merck                            4,233,008       4,080,533
                NET                                177,990         144,236
        Seaman Furniture                           330,361         270,101
        HTI - DeQueen Reg Med                       33,418          22,629
        HTI - Corondo                               28,362          18,550
        HTI - Sycamore Schoals                      40,324          25,318
        HTI - Northside                             39,573          25,949
        HTI - Chino Community Hospital              36,700           6,654
        HTI - Douglas Community Hospital            48,877          46,187
        HTI - Palm Desert Hospital                  25,344          12,048
        Dragoco, Inc.                              212,352         179,972
        Basic Line, Inc.                           156,418         147,988
        1126 Martin Marietta Corp.                 115,762         104,025
        Club at Woodbridge                         132,259         111,153
        1202 Lockheed Martin Comm.                 384,172         408,271

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE IV
INVESTMENTS (Continued)

INSTRUCTIONS:           Complete the following schedule concerning investments.
Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.


DESCRIPTION                                       BALANCE AT       BALANCE
                                                  BEGINNING        AT CLOSE
                                                  OF YEAR          OF YEAR


        1337 Martin Marietta Corp. - PHS4       1,206,536       1,127,680
        Alcan Aluminum Corp.                      175,246         153,582
        West Hudson Hospital Assoc.               178,726         171,684
        Justin Corp. Center                        22,943          11,383
        1192 Martin Marietta Corp. -PHS3          506,240         463,022
        Methodist Hospital                              0          49,904
        Fort Lee - Building 2                           0         179,785
        1390 Two Executive Drive Ft. Lee                0         263,712
        OSI Specialities                                0          72,281
        Birmingham Towers                               0          47,243
        Pacific Gateway                                 0         175,412
        Total                                   9,976,978       9,775,516

        EUA Cogenex West Corporation:
        Propp                                      72,507          61,223
        Huguley                                    32,905          17,980
        Gates                                     128,005         100,348
        Marin                                     124,273          87,311
        Gates Mech                                288,078         250,425
        Huguley                                   123,600          75,607
        Huguley CP                                393,021         332,820
        Jeff & Young                              153,318         131,260
        W. Bayaud                                  57,226          48,993
        W. Cedar Lighting                          31,673          26,789
        W. Cedar Mechanical                        19,111          16,361
        W. Bayaud Mechanical                       47,288          40,484
        W. Jeff Mechanical                         33,097          28,336
        DCC                                        93,656          73,098
        Hudson's Bay                              212,959         195,665
        Sun Coast                                       0         168,755
        Adams State                                     0          91,866
        Total                                   1,810,717       1,747,321

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE IV
INVESTMENTS (Continued)

INSTRUCTIONS:      Complete the following schedule concerning investments.
Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.



DESCRIPTION                                     BALANCE AT       BALANCE
                                                BEGINNING        AT CLOSE
                                                OF YEAR          OF YEAR
ACCOUNT 124 - OTHER INVESTMENTS

Other Investments:
Total Long-Term Leases and
 Notes Receivables and Other Investments        49,528,866       42,253,045

                TOTAL INVESTMENTS               84,994,600       73,662,177


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE V
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:   Complete the following schedule listing accounts receivable.


DESCRIPTION                                       BALANCE AT       BALANCE
                                                  BEGINNING        AT CLOSE
                                                  OF YEAR          OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE

        EUA Cogenex:
        EUA Service Corporation                    76,220              0
                                                   76,220              0

                TOTAL                              76,220              0



ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE VI
ACCOUNTS RECEIVABLE AGING

INSTRUCTIONS:   Complete the following schedule concerning the aging of
accounts receivable for Account 143 - Accounts Receivable and Account 146 - Accounts Receivable from Associated companies

                                                  BALANCE AT       BALANCE
DESCRIPTION                                       BEGINNING        AT CLOSE
                                                  OF YEAR          OF YEAR

ACCOUNT 143 - ACCOUNTS RECEIVABLE
EUA Cogenex Corporation
        0 - 30 Days                            2,953,499          6,334,353
        31 - 60 Days                             875,774            522,448
        62 - 90 Days                             994,400            801,209
        91 - Over                              7,187,051          7,731,795
                                              12,010,724         15,389,805
RENOVA Corporation
        0 - 30 Days                              139,385            311,681
        31 - 60 Days                             353,997            290,886
        62 - 90 Days                             541,520            107,055
        91 - Over                                736,791            871,059
                                               1,771,693          1,580,681
EUA Day Corporation
        0 - 30 Days                              510,972            336,238
        31 - 60 Days                             243,513            285,894
        62 - 90 Days                             106,537             97,612
        91 - Over                                715,319            543,943
                                               1,576,341          1,263,687
EUA NEMI Corporation
        0 - 30 Days                              403,635            745,262
        31 - 60 Days                                   0                  0
        62 - 90 Days                                   0                  0
        91 - Over                                      0                  0
                                                 403,635            745,262
EUA Citizens Corporation
        0 - 30 Days                              260,342          3,163,223
        31 - 60 Days                             117,204                  0
        62 - 90 Days                             156,272                  0
        91 - Over                                419,980                  0
                                                 953,798          3,163,223
EUA Cogenex West Corporation
        0 - 30 Days                            1,863,768          1,116,703
        31 - 60 Days                           1,251,035            359,603
        62 - 90 Days                             488,949            391,095
        91 - Over                              2,116,607          1,202,156
                                               5,720,359          3,069,557
EUA Canada Corporation
        0 - 30 Days                               21,940          1,286,121


 TOTAL ACCOUNT 143 - ACCOUNTS RECEIVABLE      22,458,490         26,498,336


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE VI
ACCOUNTS RECEIVABLE AGING (Continued)



DESCRIPTION                               BALANCE AT         BALANCE AT
                                          BEGINNING OF       END OF YEAR
                                            YEAR

ACCOUNT 143 - ACCOUNTS RECEIVABLE
        from associated companies

EUA Cogenex
        0 - 30 Days                        76,220                  0

        Total                              76,220                  0


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE VII
ACCUMULATED PROVISION FOR UNCOLLECTIBLE ACCOUNTS

INSTRUCTIONS:   Complete the following analysis of accumulated provision for uncollectible accounts receivable.



DESCRIPTION                             BALANCE AT          CURRENT YEAR             BALANCE AT
                                        BEGINNING OF                                  CLOSE OF
                                          YEAR        PROVISIONS     WRITE-OFF        YEAR


ACCOUNT 144 -  PROVISION FOR UNCOLLECTIBLE
        ACCOUNTS:

EUA Cogenex Corporation                   439,386       290,000       (200,831)       528,555

RENOVA                                    209,617       380,000       (276,331)       313,286

EUA Day                                         0        30,000        (14,680)        15,320

        TOTAL                             649,003       700,000       (491,842)       857,161


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE VIII
MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:   Provide detail of items in this account.  Items less than
$10,000 may be grouped, showing the number of items in each group.


DESCRIPTION                                   BALANCE AT        BALANCE AT
                                              BEGINNING          CLOSE
                                              OF YEAR            OF YEAR


ACCOUNT 174 -   MISCELLANEOUS CURRENT
        AND ACCRUED ASSETS

EUA Cogenex Corporation:
        Executive Life Insurance                93,166             143,351
EUA Day Corporation:
        Executive Life Insurance                23,496              23,496

        TOTAL                                  116,662             166,848


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE IX
MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:   Provide a detail of items in this account.  Items less than
$10,000 may be grouped by class showing the number of items in each class.

DESCRIPTION                      BALANCE AT              BALANCE AT
                                 BEGINNING OF YEAR       CLOSE OF YEAR

ACCOUNT 186 -   MISCELLANEOUS
        DEFERRED DEBITS

EUA Cogenex:
        Extended Health Ins. Coverage                        4,689
        Leased Equipment                  45,273            18,350
        50/50 SEC Ruling                  36,631                 0
        CWIP Reclasses                   460,472           612,155
        City of Chino                          0           (16,843)
        EUA Day - Interco ADJ (DEC 97)    38,482            61,969
        RENOVA - Interco ADJ             (21,629)                0
        EUASC Bill - Sales Tax            22,119            22,119
        Net Income ADJ                  (101,237)             (380)
        Columbia University              511,716           419,996
        Pajaro Valley                    (68,075)                0
        Open Work Authorizations       5,966,057         4,888,650
        Sanwa                             18,288            11,484
        Miscellaneous (15)                 3,570            (2,738)
        Bankers Leasing                   49,578                 0
        Revised Loss on Sale             (49,578)                0
        Cash Receipts                    (38,849)           (4,443)
        MWE - Legal                        4,449                 0
        Sub Total                      6,877,267         6,015,008

RENOVA:
        Misc. Reconciling Adjustments          0               (17)

EUA Day:
        Miscellaneous (1)                  1,205             9,987

EUA NEMI:
        Deferred Royalties             1,260,128         1,166,384

EUA Citizens Corporation
        Open Work Authorizations          77,063            69,654
        Interco Note ADJ                 (25,000)                0
        Miscellaneous (3)                 (1,464)            1,428
        Sub Total                         50,599            71,082

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE IX
MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:   Provide a detail of items in this account.  Items less than
$10,000 may be grouped by class showing the number of items in each class.

DESCRIPTION                          BALANCE AT              BALANCE AT
                                     BEGINNING OF YEAR       CLOSE OF YEAR

EUA Cogenex West Corporation:
        Miscellaneous (2)               5,912                   59,699

EUA Cogenex - Canada
        Development Costs             246,156                  134,242

        TOTAL                       8,441,267                7,456,385

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE XI
PROPRIETARY CAPITAL


ACCOUNT
NUMBER     CLASS OF STOCK      NUMBER OF      PAR OR STATED    OUTSTANDING CLOSE OF PERIOD
                                SHARES        VALUE PER
                              AUTHORIZED      SHARE            NO. OF SHARES   TOTAL AMOUNT

201     COMMON STOCK ISSUED     1,000         $0.10             1,000            $100.00


INSTRUCTIONS:   Classify amounts in each account with brief explanation,
disclosing the general nature of transactions which give rise to the reported amounts.



DESCRIPTION                                                   AMOUNT
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                  47,125,408
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS

(1) See Schedule XIV Notes to Financial Statements, Page 29

        TOTAL                                                47,125,408

INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associate per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


DESCRIPTION                BALANCE AT     NET INCOME    DIVIDENDS   BALANCE AT
                           BEGINNING        OR          PAID        CLOSE
                           OF YEAR         (LOSS)                   OF YEAR


ACCOUNT 216 - UNAPPROPRIATED
        RETAINED EARNINGS    275,146      202,023 (A)                477,169
        TOTAL                275,146      202,023                    477,169

(A)     Income from Continuing Operations

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE XII
LONG-TERM DEBT


INSTRUCTIONS:   Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.



NAME OF CREDITOR     TERMS OF OBLIG    DATE                        BALANCE AT
                     CLASS & SERIES    OF         INT.  AMOUNT     BEGINNING            1/          BALANCE AT
                     OF OBLIGATION     MATURITY   RATE  AMORTIZED  OF YEAR    ADDITION  DEDUCTIONS  CLOSE OF YEAR

ACCOUNT 223 -
  ADVANCES
  FROM
  PARENT AND
  ASSOCIATE
  COMPANIES


ACCOUNT 224 -      Unsecured Notes
  OTHER LONG -     to Prudential
  TERM DEBT:       Ins. Co. of
                   America & PRUCO
                   Life Ins. Co.          10/30/01  9.6%  20,000,000  12,800,000          3,200,000   9,600,000

                   Unsecured Notes
                   to Prudential
                   Ins. Co. of
                   America                06/30/05 10.56% 35,000,000  28,000,000  720,000 3,500,000  24,500,000

                   Unsecured Notes
                   to qualified
                   institutional buyers
                   under Rule 144A
                   of the 1993 Act        09/15/00  7.0%  50,000,000  50,000,000                     50,000,000
          TOTAL                                          105,000,000  90,800,000  720,000 6,700,000  84,100,000

1/ GIVE AN EXPLANATION OF DEDUCTIONS

Sinking Fund Payments

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


DESCRIPTION                                   BALANCE AT           BALANCE AT
                                              BEGINNING            CLOSE
                                              OF YEAR              OF YEAR


ACCOUNT 233 -   NOTES PAYABLE TO ASSOCIATE
        COMPANIES

ACCOUNT 234 -   ACCOUNTS PAYABLE TO ASSOCIATE
        COMPANIES:

EUA Cogenex Corporation
        Eastern Utilities Associates            50,564               98,909
        EUA Service Corporation                160,669              369,718
                                               211,233              468,627
RENOVA
        EUA Service Corporation                  2,555               15,087

EUA Day
        EUA Service Corporation                  2,620               12,399

NEMI
        EUA Service Corporation                 (1,682)              (1,770)

EUA Citizens
        EUA Service Corporation                  3,853               20,024

EUA Cogenex West
  EUA Service Corporation                        3,105                7,139

        TOTAL                                  221,684              521,506


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES (Continued)

DESCRIPTION                                    BALANCE AT      BALANCE AT
                                               BEGINNING       CLOSE




ACCOUNT 242 -   MISCELLANEOUS CURRENT AND
        ACCRUED LIABILITIES

EUA Cogenex Corporation
        Miscellaneous (14)                       (16,976)         15,628
        Commitment Fee                            16,301            (562)
        Retainage Liability                      141,643          308,559
        Reserve for Cogen Disp.                2,170,245        1,611,904
        Accrued Liability (HTI PRJS)              81,116           75,537
        Accrued Liability (BECO PRJS)             22,657           22,657
        Energy Matrix, Inc.                      108,177          182,349
        Reorganization                           365,906          380,314
        Tru-Brite/Walgreens                       45,961           45,975
        Conserv Alliance/Enertech               (348,480)               0
        Systems Corp/Gillem & McPherson          (11,012)          48,524
        MIT                                            0          100,000
        Onsite Southern California Edison              0          255,533
        Standard Offer Pay to Sanwa                    0         (171,253)
        Proven Alternatives                            0          446,161
        Sycom Indianhead                               0           34,629
                                               2,575,538        3,355,955
EUA Day
        Miscellaneous (3)                          1,351            1,351

                                                   1,488            1,488

RENOVA
        Federal Income Tax Withheld               18,897                0
        Miscellaneous (7)                         12,831            3,867
                                                  31,728            3,867

EUA Cogenex West
        Accrued Vacations                         27,582                0
        Miscellaneous (5)                          2,583            1,408
                                                  30,165            1,408

EUA Citizens
        Accrued Maintenance Fees                  52,918           34.205
        Miscellaneous (3)                         10,910            2,339
                                                  63,828           36,844
                     TOTAL                     2,702,610        3,399,562


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES (Continued)

INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


DESCRIPTION                                     BALANCE AT        BALANCE AT
                                                BEGINNING         CLOSE
                                                OF YEAR           OF YEAR

ACCOUNT 224 -   CURRENT MATURITIES OF LT DEBT

        Prudential Ins. Co. Due 9/30/97 @ 7.22%      15,000,000    0

        Prudential Ins. Co. Due 10/30/01 @ 9.6%       3,200,000    3,200,000

        Prudential Ins. Co. Due 6/30/05 @ 10.56%      3,500,000    3,500,000

        TOTAL                                        21,700,000    6,700,000


EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996

A.      General

EUA Cogenex Corporation (the Company) is a wholly-owned subsidiary of Eastern Utilities Associates (EUA), a registered public utility holding company. In addition to its investment in the Company, EUA has interests in retail and wholesale utility companies operating in the New England region, a service corporation and three other non-utility companies. As a subsidiary of EUA, the accounting policies and practices of the Company are subject to review by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. The Company is regulated by the SEC in matters related to its own debt financings and asset acquisitions. There are no current geographic restrictions on the Company's operations.

The Company is an energy services company that employs energy efficient technology and equipment intended to reduce the energy consumption and related costs of its customers. Such technology and equipment include building automation systems, lighting modifications, boiler and chiller replacements and other mechanical measures such as motors and drives. The Company may design, install, own, operate, maintain, and finance specific energy efficient applications for its customers.

The Company is compensated for its services primarily through energy services agreements in which the Company and the customer, who occupies or owns a facility, agree upon a prescribed base year and a set of savings calculations. The Company then receives payments based on a portion of the savings that result from the installation and maintenance of the energy efficient equipment in the facility. Some of the Company's revenues under these agreements are dependent upon the actual achievement of energy savings; therefore, the Company assesses the financial and technical risk of each customer and project.

In addition, the Company participates in demand side management (DSM) programs sponsored by electric utilities as a means to decrease both base load and peak demand on the utilities' systems. In utility DSM programs, the Company contracts with the utility and its commercial and industrial customers in order to decrease the overall demand on the utility system or to reduce peak demand, curtailing the need for costly capacity additions. The Company is paid by the utility based on the reduction i n the demand on the utility's system and may also receive a portion of the customers' savings by entering into energy services agreements of the type described above with those customers. The Company contracts for utility DSM programs through a bidding process or participates in the utility's "Standard Offer Program". The Company also may, from time to time, acquire existing DSM contracts or energy services agreements, or the benefits from those contracts, from other energy services companies.

EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996


The Company also operates a lighting services division, RENOVA (f/k/a/ RENOVA), and a controls division, EUA Day. RENOVA provides lighting products designed to achieve an efficiency gain through the integration of various lamp, ballast, and light reflector products. The Company restructured its RENOVA Division in 1996 because of changing market conditions. EUA Day is primarily engaged in the business of customization, installation and servicing of building temperature control systems, monitoring and verification systems and process control systems for the purpose of energy conservation. These systems are primarily designed for regulating lighting, heating, ventilation, and air conditioning but can also simultaneously be used for security surveillance of building entry and exit, equipment monitoring, and air quality monitoring.

The Company also provides consulting services to its customers in the form of training in the proper use and maintenance of the energy equipment. This service includes instruction in the use of existing equipment as well as newly installed equipment so that further energy savings can be realized. In addition, the Company monitors installed projects on a 24-hour basis and dispatches third party contractors to make repairs and/or adjustments.

On July 25, 1996, the Company received an order from the SEC authorizing the Company to expand the services it currently provides to include services relating to furnishing and conserving water for the types of customers to whom it has historically furnished energy related services. The water conservation services that the Company anticipates providing may range from domestic applications such as toilet replacements and retrofits, shower head replacements and aerators, to commercial and industrial water treatment applications such as water reclamation, purification and reuse, heating, cooling and refrigeration, and waste water filtration systems.

The Company's principal markets include institutional, commercial, industrial and government entities, and through its EUA Citizens Conservation Services (Citizens) subsidiary, public and private multi-family housing.

The Company's competition is comprised primarily of manufacturers and distributors of energy efficiency equipment, other utility owned energy services companies, engineering consulting firms, and financial institutions who provide capital to finance energy efficiency projects.

The rates charged by the Company to customers through its Energy Service Agreements are not subject to the jurisdiction of any regulatory agency.

At December 31, 1997, the Company employed 196 persons in its operations.



EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996


As of December 31, 1997, the Company participated in five partnerships and two joint ventures. It is the managing general partner in all of the partnerships. The Company has provided virtually all of the capital to the partnerships and is entitled to a return of, and on, this capital. The joint venture capital is provided evenly by the venture participants. All partnerships and their customers are subject to the same selection and screening process to establish acceptable credit quality.

B.      Summary of Significant Accounting Policies

        Basis of Consolidation

The consolidated financial statements include the accounts of five partnership entities in which the Company has a controlling equity interest and its four wholly-owned subsidiaries, including a Canadian subsidiary, EUA Cogenex - Canada. All material inter-company transactions between the consolidated entities have been eliminated. The Company reflects all losses on partnerships in excess of their partner's capital interest.

        Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets a nd liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts on the financial statements have been reclassified to conform with current presentation.

        Transactions with Affiliates

Transactions between the Company and other EUA affiliated companies include the following: for accounting and other administrative services rendered by EUA Service Corporation, the Company incurred costs of approximately $1.0 million in 1997 and $1.1 million in 1996.



EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996



        Revenues

Revenues and contract expenses are based on the financial arrangements established by each individual contract. Revenue recognition is determined as follows:

                Paid from Savings Contracts

Under paid from savings contracts, the Company receives payments from customers as energy savings are calculated and verified on a regular basis over a fixed contract term. Revenue is recognized as such savings are realized by customers. Construction and installation costs are capitalized and then amortized as contract expenses on a straight line basis over the applicable contract term. Losses on contracts are fully recognized in the period that they become estimable.

                Energy Savings Project Sales and Sales-Type Leases

Revenue from the sale of energy savings projects and sales-type leases are recognized when the sales are complete. Interest on the financing portion of the contracts is recognized as earned at rates established at the outset of the financing arrangement. All construction and installation costs are recognized as contract expenses when the contract revenues are recorded.

                Installation and Fabrication of Energy Savings Equipment

Revenue from the installation and fabrication of energy savings equipment is recognized when the sale and/or installation are complete. All installation and fabrication costs are recognized as the projects are completed and/or sold.

        Interest Income

Interest income from notes and leases receivable is recorded on the accrual basis over the term of the agreements.

        Inventories

Inventories represent finished goods and raw materials utilized in the fabrication of lighting retrofit kits by RENOVA and purchased computerized building heating and air conditioning automation controls of EUA Day, both are divisions of the Company. Inventories are stated at lower of cost (first-in, first-out) or market.



EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996


        Property, Plant and Equipment

Property, plant and equipment and projects in progress, which are stated at cost, are comprised of the following (in thousands):

                                                               1997    1996

  Project energy management and
     demand reduction equipment                           $ 89,630  $ 79,449

  Office furniture and equipment                             4,719     4,667

  Other                                                      1,049     1,097

                Sub-total                                   95,398    85,213

                Less:  Accumulated Depreciation             41,207    36,636

        Net property, plant and equipment                   54,191    48,577

        Energy savings projects in progress                 14,799    21,294

        Net property, plant and equipment
        and projects in progress                          $ 68,990  $ 69,871


The components of project equipment cost include contracted work, direct labor and material, direct and indirect overheads and interest capitalized during construction.

For financial statement purposes, depreciation on office furniture and equipment, fabrication equipment and a building is computed on the straight-line method based on estimated useful lives of five, ten, and forty years, respectively, and is include d as part of G&A expenses on the income statement.

Project equipment is depreciated on a basis which includes or approximates the straight line method over the term of the applicable contracts, or based on the estimated useful lives, whichever is shorter. The depreciation terms range from five to fifteen years. Total depreciation expense amounted to $7.9 million and $7.8 million in 1997 and 1996, respectively, and is included in contract expense on the income statement.



EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996



Energy savings projects in progress represents the cost of such projects, as well as, in some cases, advances to contractors that can be satisfied by the contractor delivering to the Company the energy savings agreement collateralized by the equipment and the right to the revenues generated. Ultimately the projects are either capitalized as project energy management and demand reduction equipment or charged to cost of sales depending on the terms of the arrangement with the customer.

        Income Taxes

The general policy of the Company with respect to accounting for income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the consolidated tax return on an allocated basis, and to provide for deferred taxes on certain items subject to temporary differences.

The Company files a consolidated federal tax return with EUA, as a result payments or refunds are allocated to the Company in accordance with EUA's Federal Tax Sharing Agreement. However, the Company files its state tax returns on an individual comp any basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents.

        New Accounting Standards

The Company adopted Statement of Financial Accounting Standard No. 125 "Accounting for Transfers and Serving of Financial Assets and Extinguishment of Liabilities" (FAS 125) on January 1, 1997. FAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. In addition, it also requires that liabilities and derivatives incurred or obtained by transfers as part of a transfer of financial assets be initially measured at fair value, if practicable.

In June 1997 the FASB issued Statement No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components (revenues, expenses, gains, and losses) in a set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement is effective for fiscal years beginning after December 15, 1997 and the Company will adopt Statement 130 in 1998.

EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996



C.      Acquisitions

The Company acquired on May 1, 1995, Highland Energy Group, an energy services company in Boulder, Colorado in exchange for $4.2 million of EUA common shares (176,258 shares). Highland provides energy conservation services in Colorado, Texas, Ohio, North Carolina and certain other midwestern states. In accordance with provisions of the original agreement, an additional earn-out payment of $2.9 million was made in 1997 and recorded as goodwill. The Highland acquisition has resulted in the recognition of goodwill in total of approximately $6.0 million and is being amortized over 15 years.

In addition, the Company has recognized approximately $6.6 million of goodwill as a result of its acquisitions of RENOVA and EUA Day. These acquisitions were accounted for using the purchase method and are being amortized over 11 and 15 years, respectively.

D.      Income Taxes

The Company utilizes FASB Statement No. 109, "Accounting for Income Taxes" (FAS
 109) which requires recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse.


EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996


At December 31, 1997 and 1996, total deferred tax assets, for which a valuation allowance of approximately $1.4 million in 1997 and $1.0 million in 1996 was deemed necessary, were $10.6 million and $10.4 million, respectively, and total deferred tax liabilities were $6.8 million and $5.9 million, respectively. Total deferred tax assets and liabilities are comprised as follows (in thousands):

                         Deferred Tax                   Deferred Tax
                         Assets                         Liabilities
                         1997    1996                   1997    1996

Plant Related   Plant Related
        Differences     $2,251  $1,730  Differences     $6,250  $5,578
Provision for Step                      Postretirement
 Up Tax Basis - NEM      3,650   3,965     Benefits        361     145
NOL carry- forward,                      Other             159     177
   (net of $1,414 and
   $1,034 respectively
   valuation allowance)  1,938   1,469
Reserve for
   cogeneration losses     524     901
Reserve for
   unrecovered costs       713     866
Bad Debts                  347     260
Pension                    904     994
Other                      278     240
        Total          $10,605 $10,425                  $6,770  $5,900

The Company also has approximately $22.0 million of state net operating loss carryforwards which expire between the years 2000 and 2011.

EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996



Components of income tax expense from operations for the years 1997 and 1996 are as follows:


In Thousands                         1997        1996

        US Federal:

        Current (benefit)       $ (1,068)       $ (5,646)
        Deferred                     949           1,579
                                    (119)         (4,067)

        Foreign:

        Current                      448             361
        State:

        Current                       88             194
        Deferred (benefit)           150            (152)
                                     238              42

        Provision for income
          taxes (benefit)          $ 567        $ (3,664)

Total income tax expense (benefit) from operations was different than the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:

In Thousands                                    1997         1996

        Federal income tax (benefit)
        computed at statutory rates             $ 269       $ (3,565)
        Increases (decreases) in tax from:
        State taxes, net of federal
        income tax benefit                        154             27
        Other                                     144           (126)
        Provision (Benefit) for income
        taxes on operations                     $ 567       $ (3,664)


EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996



E.      Notes Receivable

The Company has two types of notes receivable. The first type results from the construction and sale of energy savings projects to its customers. Upon completion of the construction, a sale is recorded and reflected as a note receivable on the Comp any's financial statements.

The second type results from arrangements with contractors and/or other energy services firms to finance the installation of energy savings project equipment at their customer's premises. This type is also recorded on the Company's financial statements as notes receivable.

Interest income is accrued on these contracts based on the stated or implicit interest rate within each contract ranging from 7.0% to 18.0%. The term of the contracts range in maturity from one to ten years.

The components of notes receivable are as follows (in thousands):

                                   1997            1996

Notes from Project Sales        $ 23,131        $ 28,566

Notes from Project Financing      19,202          24,404

        Total                   $ 42,333        $ 52,970

In September and December of 1997, the Company sold to a financial institution receivables with a net present value totaling $12.9 million. Cogenex has recorded these transactions as sales under FAS 125 and has recorded a resulting after tax gain of approximately $0.6 million.

F.      Net Investment in Sales-Type Leases

The Company leases equipment to customers under sales-type leases. As sales-type leases, the lease payments to be received over the term of the lease are recorded as a receivable at the inception of the lease. Finance income attributable to the lease contracts is recognized as income under the interest method over the term of the lease.


EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996



The components of the net investment in sales-type leases are as follows (in thousands):

                                                   1997          1996

        Minimum lease payments receivable       $ 30,568        $ 29,364
        Less:   Unearned interest                  8,904           8,210
                Current portion                    2,860           2,552

        Net investment in sales-type leases     $ 18,804        $ 18,602

Future minimum lease payments due under sales-type leases at December 31, 1997 are as follows (in thousands):

        1998                   $ 4,816
        1999                     4,332
        2000                     3,750
        2001                     3,688
        2002 and thereafter     13,982

G.      Contract Rights

Contract rights represent the cost of the Company's acquisition of a collateralized financial interest in certain customer contracts which provide the Company with energy savings payments. The costs of the contract rights are being amortized on a straight line basis over the lives of the various contracts which range from 5 years to 15 years.


EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996




H.      Long-Term Debt (in thousands)
                                              1997     1996

        Unsecured Notes Payable:

        10.56% series due June 30, 2005      $ 28,000     $ 31,500
        Interest only payable through
        June 30, 1996.  A 10% sinking
        fund replacement is due annually
        beginning June 30, 1996.
        This debt is unconditionally
        guaranteed by EUA.

        9.60% series due October 31, 2001      12,800       16,000
        Interest only payable through
        October 31, 1995.  A sinking
        fund replacement of $800 per
        quarter is due beginning on
        October 31, 1995 and thereafter
        until the debt is paid in full.

        7.22% series due September 30, 1997                 15,000
        Interest only payable through
        September 30, 1997 with a final
        payment of the entire note due
        at that time.

        7.0% series due September 15, 2000     50,000       50,000
        Interest only payable through
        September 15, 2000 with a final
        payment of the entire note due
        at that time.


Total                                         90,800       112,500
Less Current Maturities                        6,700        21,700

                                            $ 84,100      $ 90,800


EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996



  Scheduled maturities of long-term debt for the five years following 1997 are as follow (in thousands):

        1998    $ 6,700
        1999      6,700
        2000     56,700
        2001      6,700
        2002      3,500

The Company is subject to certain covenants within the agreements relating to its long term notes. The most restrictive of these covenants require the Company to maintain a ratio of income before taxes plus fixed charges to fixed charges of at least 1.10 to 1 and a common equity to capitalization ratio (as defined in the agreements) of at least 30% for any two successive quarters. The Company was in compliance with the common equity to capitalization ratio at December 31, 1997. The Company was not in compliance with the original interest coverage covenant contained in certain of its unsecured note agreements, but was in compliance with a modified covenant effective through January 1, 1998. The Company reached agreement with lenders to modify the interest coverage covenant contained in these agreements through January 1, 1999. As of December 31, 1997, the Company was in compliance with the modified interest coverage covenant contained in these agreements.

In addition, in connection with the Company's 9.6% unsecured notes, EUA is required to maintain an equity to capitalization ratio of at least 30%. EUA was in compliance with this provision at December 31, 1997.

I.      Notes Payable - Lines of Credit

In July 1997, several EUA System companies, including Cogenex, entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $120 million. As of December 31, 1997, various financial institutions have committed up to $75 million under the revolving credit facility. In accordance with the revolving credit agreement, commitment fees are required to maintain certain lines of credit. At December 31, 1997 under the revolving credit commitments, the EUA System ha d short-term borrowings available of approximately $13.5 million. At December 31, 1997 and 1996, Cogenex had $40.7 million and $21.6 million, respectively, of short-term borrowings under these agreements at weighted average interest rates of 5.41% a nd 5.50%, respectively. In addition, the Company had short-term debt outstanding of approximately $0.9 million at December 31, 1996 under the Company's own financing arrangements.

EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996



J.      Fair Value of Financial Instruments

The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate.

Cash and Cash Equivalents: The carrying amount approximates fair value because of the short-term maturity of those instruments.

Net Investment In Sales-Type Leases and Long-Term Notes Receivable: The fair value of the Company's net investment in sales-type leases and long-term notes receivables was based on market rates of similar receivables.

Long-Term Debt: The fair value of the Company's long-term debt was based on quoted market prices for similar securities.

The estimated fair value of the Company's financial instruments at December 31, 1997 and 1996 are as follows (dollars in thousands):

                                             Carrying                   Fair
                                             Amount                     Value
                                           1997    1996            1997       1996

Cash and Cash Equivalents                $ 4,472   $  7,050      $ 4,472    $ 7,050

Notes Receivable and Net Investment
in Sales-Type Leases                    $ 63,997   $ 74,124     $ 65,005   $ 76,395

Long-Term Debt
(including current maturities)          $ 90,800   $112,500     $ 96,846   $118,040



EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996



K.      Preferred Stock

In connection with the acquisition of Citizens, the Company issued 7,500 shares of Citizens' Non-Participating Preferred Stock, par value of $0.01. The Preferred Stock is non-redeemable until January 1, 2002 or upon the seventh anniversary of the execution of the definitive agreement dated January 12, 1995. After such date, the Preferred Stock may be redeemed at the Company's sole discretion at a redemption price of $100 per share plus accrued dividends. Dividends are non-cumulative and are contingent upon Citizens' results of operations. The annual dividend rate is equal to 33% of the adjusted net income of Citizens (as defined in such agreements) divided by 7,500 shares. As of December 31, 1997, no dividends were accrued as a result of the level of adjusted net income of Citizens.

L.      Joint Ventures

In 1996, the Company announced the formation of a joint venture with Monenco-Agra of Canada to provide energy services in Canada. This alliance is designed to provide the Company with a significant presence in Canada. All costs and profits are shared equally by Monenco-Agra and the Company.

The Company has also formed a joint venture with Allegheny Power Systems (APS) to develop one specific project in the State of Maryland. All costs and profits are shared equally by APS and the Company.

M.      Commitments and Contingencies

        Pension

The Company participates with other EUA System companies in non-contributory defined benefit pension plans covering substantially all of their employees. Retirement plan benefits are based on years of service and average compensation over the four y ears prior to retirement. It is the EUA System's policy to fund the retirement plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.



EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996



Total pension expense for the retirement plan in 1997 and in 1996 included the following components (in thousands):
                                            1997    1996

        Service cost-benefits earned
        during the period                  $ 36    $ 299
        Interest cost on projected
        benefit obligation                  150      192
        Actual return on assets            (184)     (99)
        Net amortization and deferrals       70       29
        Curtailment                                 (131)
        Total periodic pension (income)
        Expense                           $ (59)   $ 421


The funded status of the plan cannot be presented separately for the Company as it participates in the plan with other subsidiaries of EUA.

The weighted average discount rate and rate of increase in future compensation levels used in determining the actual present value of accumulated benefit obligations in 1997 and 1996 were 7.50% and 7.25% and 4.25 % and 4.25%, respectively. The expected long-term rate of return on plan assets was 9.50% for 1997 and 1996.

The discount rate used to determine pension costs was changed effective January 1, 1998, to 7.25% and was used to calculate the plan's funded status at December 31, 1997.

In March of 1997, EUA and Cogenex management agreed to freeze all future pension benefits. As a result, Cogenex and RENOVA participants in the plan will not earn additional pension benefits based on service after March 31, 1997. This decision resulted in recognition of a pre-tax gain of approximately $290,000. The curtailment gain is included in Other Income and Deductions in the Consolidated Statements of Income.

The EUA System also maintains non-qualified supplemental retirement plans for certain officers. EUA maintains life insurance on certain participants of the supplemental plans to fund in whole, or in part, its future liabilities under the supplemental plans. For the years ended December 31, 1997 and 1996 expenses related to the supplemental plan were approximately $38,000 and $26,000, respectively.


EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996



The Company also provides a defined contribution 401 (K) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contribution to the plan amounted to $251,000 and $150,000 for 1997 and 1996, respectively. As a result of the curtailment of the pension plan, management has elected to increase the Company's matching of the employee contribution to the 401K plan.

        Post Retirement Benefits Other than Pension

FAS 106 "Accounting for Postretirement Benefits Other Than Pensions", establishes accounting and reporting standards for such postretirement benefits as health care and life insurance. In March of 1997, Cogenex and EUA management agreed to withdraw the Company from EUA Service Corporation's Postretirement Welfare Benefit Plan. The liability for two eligible participants currently receiving benefits was satisfied by transferring assets equal to the Accumulated Postretirement Benefit Obligation to EUA Service Corporation who will pay the benefits.

The decision to withdraw from the plan resulted in recognition of pre-tax gain of approximately $0.5 million. This termination gain is included in Other Income and Deductions on the Consolidated Statements of Income.

EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years December 31, 1997 and 1996



The total cost of postretirement benefits other than pension for 1996 includes the following components (in thousands):

                                                    1997    1996

  Service cost                                                $ 98
  Interest cost                                                 45
  Actual return of plan assets                                  (3)
  Amortization of transition obligation                         23
  Other amortizations and deferrals-net                        (28)
  Curtailment                                        (548)
  Total postretirement benefit (income) cost       $ (548)   $ 135


   Assumptions:

   Discount rate                                             7.25%
   Health care cost trend rate - near-term                   9.00%
                               - long-term                   5.00%
   Salary increase rate                                      4.25%
   Rate of return on plan assets - non-union                 7.50%

   Reconciliation of funded status:

   Accumulated postretirement benefit obligation:
   Retirees                                               $ (126)
   Active employees fully eligible for benefits            ------
   Other active employees                                   (508)
   Total                                                    (634)

   Fair value of assets, primarily notes and bonds           577
   Unrecognized transition obligation                        377
   Unrecognized net gain                                    (409)
   Accrued postretirement benefit cost                     $ (89)


As a result of the 1997 termination there is no remaining accrued postretirement benefit costs.

Cogenex Corporation
Notes To Consolidated Financial Statements for The Years December 31, 1997 and 1996



In 1996 the Company contributed approximately $237,000 to an irrevocable external Voluntary Employee Benefit Association Trust Fund established to fund postretirement benefits. All funds have been transferred to EUA Service Corporation in 1997 to satisfy the liability for two eligible participants currently receiving benefits.


        Operating Leases

The Company conducts its operations in leased facilities under certain non-cancelable operating lease arrangements which expire through 2002. In addition, the Company maintains a master operating lease for certain office equipment and automobiles. Future minimum payments under these leases are as follows (in thousands):

        1998                            840
        1999                            666
        2000                            404
        2001                            241
        2002 and thereafter             200
                              $       2,351

Total rent expense under the operating leases was $1.1 million in 1997 and 1996.

Letters of Credit and Performance Bonds

The Company is required under certain contracts with various government entities and utility companies to maintain either a letter of credit or a performance bond to collateralize performance under the contract. The customer will only draw these contingent obligations if the Company fails to perform under the construction contract. Upon performance, the customer would be obligated to pay the Company the full amount under the respective energy savings agreement. The total amount of outstanding letters of credit and performance bonds as of December 31, 1997 was approximately $1.9 million and $9.4 million, respectively, and as of December 31, 1996 were approximately $4.3 million and $12.6 million, respectively.

As of December 31, 1997, management is not aware of any potential drawings under the letters of credit or claims made to the surety under the performance bonds.



EUA Cogenex Corporation
Notes To Consolidated Financial Statements for The Years December 31, 1997 and 1996



Litigation

In September 1995, EUA FRCII Energy Associates, Micro Utility Partners of America, L.P., and EUA WestCoast, L.P., each of which is a partnership of which the Company is the managing partner (the Partnerships) and The Company entered into an assignment agreement with Ridgewood/Mass. Corp. (f/k/a Ridgewood
Cogen Corporation) (Ridgewood) whereby Ridgewood acquired the benefits and obligations to certain cogeneration projects from the Company and the Partnerships. In 1996, the Partnerships and the Company filed suit in the United States district Court for the district of Massachusetts against Ridgewood and others seeking payment of approximately $518,000, resulting from Ridgewood's failure and refusal to pay for services provided on their behalf under a certain Transition Period Agreement between and among the parties.

On December 2, 1996, Ridgewood filed a demand for arbitration in Boston, Massachusetts with regard to such claim and with regard to an alleged breach of representations and warranties by the Company and the Partnerships under the assignment agreement . Ridgewood seeks a total of approximately $4.3 million. The federal court action has been dismissed without prejudice pending the arbitration. In the arbitration, the Company and the Partnerships have filed a counterclaim in which they also seek a determination that certain provisions of the assignment agreement are binding and enforceable according to their terms. The American Arbitration Association has set a preliminary hearing date on June 14, 1998. The amount in controversy with respect to the counterclaims has not yet been determined. Management cannot determine at this time the ultimate outcome of these proceedings.

N.      Subsequent Event

On March 19, 1998 EUA announced that it has identified a potential purchaser of Cogenex and has entered into exclusive negotiations which could lead to its sale by mid year of 1998. Terms of the agreement and identification of the potential purchaser are subject to a confidentiality agreement between the parties and will not be publicly disclosed until a definitive agreement is signed.

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME

CURRENT YEAR - 1997


ACCOUNT          DESCRIPTION                                EUA                     EUA                     EUA
                                                          Cogenex                  Cogenex      Renova      Day
                                                         Consolidated Elimin.     Corpor.     (Division) (Division)
            INCOME

   415   Sales Revenue                                     11,463,477                          5,289,037  6,056,082
   417   Project Revenues                                  16,279,177              8,273,332
   417   Consulting Revenues                                3,336,443
   418   Equity in Earnings                                 1,827,402  1,932,020   3,759,422
   419   Interest Income                                    7,690,795    931,012   7,333,846       6,297
   417   Energy Savings Project Sales                       5,735,598              3,676,743
   417   Turnkey Project Sales                             16,630,306              10,998,629
421/450  Miscellaneous Income                                    (105)              (131,768)    193,306         75
                   Total Income                            62,963,093  2,863,032   33,910,204  5,488,640  6,056,157


            EXPENSE

   904    Uncollectible accounts                              439,056                110,000    290,000      37,863
   910    Miscellaneous Cust Serv & Info expense                    0
   912    Demonstrating and selling expense                 1,003,157                908,112     61,108
   913    Advertising expense-merchandising                   428,653                           408,177      11,382
   920    Salaries and wages                                5,236,470              2,090,207   1,128,679    728,791
   921    Office supplies and expenses                      1,791,937                747,050    353,650     428,472
   922    Administrative expense transferred-(credit)        (337,710)              (196,186)
   923    Outside services employed                         1,249,819                815,405    231,043     105,486
   924    Property insurance                                  146,114                 79,575     15,765      33,549
   925    Injuries and damages                                114,251                 78,776     34,683           1
   926    Employee pensions and benefits                      652,462                280,985    112,179     103,750
   927    Franchise Requirements                                    0                      0
   928    Regulatory commission expense                             0
 930.1    General advertising expenses                             50                                            50
 930.2    Miscellaneous general expenses                      (86,183)              (135,441)    18,823      14,106
   931    Rents                                             1,093,823                789,644    159,175      31,239
   935    Maintenance of structures and equipment              73,978                 57,001     14,543
403/405   Depreciation and amortization expense             1,845,093                916,265    117,375      61,571
 408.1    Taxes other than income taxes                       679,838                208,187    169,318     195,263
 409.1    Income taxes                                     (3,517,967)             (4,484,744
 410.1    Provision for deferred income taxes-(credit)        544,854                544,854
 410.2    Provision for deferred income taxes                 554,049                231,713
 416.0    Cost of Goods Sold                               10,991,860                          3,936,038  3,866,245
 417.1    Expenses non-utility operations                  29,783,422              18,490,765
 421.1    Gain-disposition of property                       (106,173)               (88,596)   (17,577)
 421.2    Loss-disposition of property                         15,862                  4,947      1,647
 426.1    Donations                                             2,201                  2,201
 426.3    Penalties                                             9,480                  5,185        308
 426.5    Other Deductions                                   (188,057)              (188,158)
   427    Interest on long-term debt                        8,803,555              8,803,555
   428    Amortization of debt disc. and expenses             148,050                148,050
   430    Interest on debt to associated companies             (4,425)   931,012        (272)    61,567      95,609
   431    Interest expense on short-term  debt and other    1,677,692              1,471,214        314          0
   432    Capitalized Interest (credit)                      (284,140)              (134,241)         0          0

                           Total Expense                   62,761,071    931,012   31,556,053  7,096,815  5,713,377


            NET (LOSS) INCOME                                 202,022  1,932,020   2,354,151  (1,608,175)   342,780


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME
CURRENT YEAR - 1997

ACCOUNT          DESCRIPTION                                       EUA          EUA          EUA          EUA          EUA
                                                                Day1/Day2       NEM        Cogenex      Citizens     Cogenex
                                                                (Division)      Inc         Canada    Corporation      West
            INCOME

   415     Sales Revenue                                           118,358
   417     Project Revenues                                                   3,633,976    3,168,361      761,001      442,507
   417     Consulting Revenues                                                                          3,336,443
   418     Equity in Earnings
   419     Interest Income                                                                   977,018        4,555      300,091
   417     Energy Savings Project Sales                                                                              2,058,855
   417     Turnkey Project Sales                                                                        1,755,204    3,876,473
421/450    Miscellaneous Income                                                              (61,718)
                     Total Income                                  118,358    3,633,976    4,083,661    5,857,203    6,677,926


            EXPENSE

   904           Uncollectible accounts                              1,193
   910           Miscellaneous Cust Serv & Info expense
   912           Demonstrating and selling expense                                                            945       32,992
   913           Advertising expense-merchandising                   9,094
   920           Salaries and wages                                178,567       34,310                   254,568      821,348
   921           Office supplies and expenses                      147,839      (17,314)                   24,821      107,419
   922           Administrative expense transferred-(credit)                                              (69,859)     (71,665)
   923           Outside services employed                          57,452       19,947                     4,775       15,711
   924           Property insurance                                  8,289          300                     1,004        7,632
   925           Injuries and damages                                                 1                     1,221         (431)
   926           Employee pensions and benefits                     27,268          418                    13,558      114,304
   927           Franchise Requirements
   928           Regulatory commission expense
 930.1           General advertising expenses
 930.2           Miscellaneous general expenses                      2,474          585                     8,759        4,511
   931           Rents                                                            3,955                    19,051       90,759
   935           Maintenance of structures and equipment                              0                       380        2,054
403/405          Depreciation and amortization expense             194,940       92,315          (29)      23,677      438,979
 408.1           Taxes other than income taxes                      34,173          407                    10,321       62,169
 409.1           Income taxes                                                   683,818      447,855       84,163     (249,059)
 410.1           Provision for deferred income taxes-(credit)
 410.2           Provision for deferred income taxes                            287,640                    50,788      (16,092)
 416.0           Cost of Goods Sold                                312,012                 2,877,565
 417.1           Expenses non-utility operations                                648,030        7,401    5,025,603    5,611,623
 421.1           Gain-disposition of property
 421.2           Loss-disposition of property                                     9,268
 426.1           Donations
 426.3           Penalties                                                                                     54        3,933
 426.5           Other Deductions                                                                                          101
   427           Interest on long-term debt
   428           Amortization of debt disc. and expenses
   430           Interest on debt to associated companies           31,791                                258,196      479,696
   431           Interest expense on short-term  debt and other                              163,241       38,482        4,441
   432           Capitalized Interest (credit)                                                            (89,506)     (60,393)

                           Total Expense                         1,005,092    1,763,680    3,496,033    5,661,001    7,400,032


            NET (LOSS) INCOME                                     (886,734)   1,870,296      587,628      196,202     (722,106)

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME

CURRENT YEAR - 1996


ACCOUNT          DESCRIPTION                                                  EUA                           EUA
                                                                            Cogenex                       Cogenex        Renova
                                                                            Consolidated  Eliminations   Corporation   (Division)
            INCOME

     415         Sales Revenue                                             13,404,033                                 6,687,190
     417         Project Revenues                                          17,864,123                  12,713,531
     417         Consulting Revenues                                        1,536,807
     418         Equity in Earnings                                            20,142     2,557,227     2,577,369
     419         Interest Income                                            9,485,089       486,800     8,807,558        12,319
     417         Energy Savings Project Sales                               8,742,772                   6,140,878
     417         Turnkey Project Sales                                     10,367,268                   3,743,712
  421/450        Miscellaneous Income                                        (117,579)                   (217,854)       94,107
                           Total Income                                    61,302,655     3,044,027    33,765,194     6,793,616


            EXPENSE

     904         Uncollectible accounts                                       695,000                     390,000       275,000
     910         Miscellaneous Cust Serv & Info expense                             0
     912         Demonstrating and selling expense                          2,273,325                   2,150,127        27,197
     913         Advertising expense-merchandising                            240,755                                   230,912
     920         Salaries and wages                                         6,022,787                   2,930,508     1,407,752
     921         Office supplies and expenses                               1,658,150                     629,987       323,828
     922         Administrative expense transferred-(credit)                 (469,441)                   (312,045)
     923         Outside services employed                                    946,929                     529,508       271,725
     924         Property insurance                                           265,652                     152,820        56,505
     925         Injuries and damages                                         (13,480)                    (75,252)       60,899
     926         Employee pensions and benefits                             1,242,246                     788,069       272,347
     927         Franchise Requirements                                           800                         800
     928         Regulatory commission expense                                      0
   930.1         General advertising expenses                                   3,425
   930.2         Miscellaneous general expenses                              (180,135)                   (115,162)       91,356
     931         Rents                                                      1,082,466                     706,092       242,771
     935         Maintenance of structures and equipment                      120,117                      78,987        35,739
  403/405        Depreciation and amortization expense                      1,745,874                   1,089,906       160,688
   408.1         Taxes other than income taxes                                700,089                     261,299       185,329
   409.1         Income taxes                                              (5,883,523)                 (7,182,906)
   410.1         Provision for deferred income taxes-(credit)                (393,103)                   (393,103)
   410.2         Provision for deferred income taxes                        1,819,645                   1,484,297
   416.0         Cost of Goods Sold                                         9,671,934                                 5,088,230
   417.1         Expenses non-utility operations                           34,956,771                  24,093,721
   421.1         Gain-disposition of property                                 (46,986)                    (24,461)      (20,635)
   421.2         Loss-disposition of property                                 186,539                     186,539
   426.1         Donations                                                      2,065                       2,065
   426.3         Penalties                                                      3,978                       3,736
   426.5         Other Deductions                                             376,405                     361,329
     427         Interest on long-term debt                                 9,777,404                   9,777,404
     428         Amortization of debt disc. and expenses                      151,680                     151,680
     430         Interest on debt to associated companies                       1,511       486,800         1,511        93,110
     431         Interest expense on short-term  debt and other             1,572,607                   1,257,451            49
     432         Capitalized Interest (credit)                               (707,091)                   (522,026)

                           Total Expense                                   67,824,395       486,800    38,402,881     8,802,802


            NET (LOSS) INCOME                                              (6,521,740)    2,557,227    (4,637,687)   (2,009,186)

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME continued

CURRENT YEAR - 1996

ACCOUNT          DESCRIPTION                                          EUA         EUA         EUA         EUA           EUA
                                                                      Day         NEM       Cogenex    Citizens      Cogenex
                                                                  (Division)      Inc       Canada    Corporation     West
            INCOME

     415         Sales Revenue                                      6,716,843
     417         Project Revenues                                               3,718,917                 371,660     1,060,015
     417         Consulting Revenues                                                                    1,536,807
     418         Equity in Earnings
     419         Interest Income                                                              985,573       4,245       162,194
     417         Energy Savings Project Sales                                                                         2,601,894
     417         Turnkey Project Sales                                                                                6,623,556
  421/450        Miscellaneous Income                                                           6,168
                           Total Income                             6,716,843   3,718,917     991,741   1,912,712    10,447,659


            EXPENSE

     904         Uncollectible accounts                                30,000
     910         Miscellaneous Cust Serv & Info expense
     912         Demonstrating and selling expense                                                         71,550        24,451
     913         Advertising expense-merchandising                      9,843
     920         Salaries and wages                                   920,817      35,880                 168,976       558,854
     921         Office supplies and expenses                         538,254     (15,546)                 31,626       150,001
     922         Administrative expense transferred-(credit)                                              (48,559)     (108,837)
     923         Outside services employed                            110,739      18,848                   1,852        14,257
     924         Property insurance                                    43,470                               5,164         7,693
     925         Injuries and damages                                                 555                  (5,787)        6,105
     926         Employee pensions and benefits                       103,851       9,162                  16,117        52,700
     927         Franchise Requirements
     928         Regulatory commission expense
   930.1         General advertising expenses                           3,425
   930.2         Miscellaneous general expenses                      (164,711)      2,093                   2,584         3,705
     931         Rents                                                 31,624       8,095                   8,315        85,569
     935         Maintenance of structures and equipment                               35                   2,254         3,102
  403/405        Depreciation and amortization expense                 80,390     118,639      20,924      22,110       253,217
   408.1         Taxes other than income taxes                        194,635         400                  11,205        47,221
   409.1         Income taxes                                                     679,943     360,932      18,895       239,613
   410.1         Provision for deferred income taxes-(credit)
   410.2         Provision for deferred income taxes                              292,667                  15,657        27,024
   416.0         Cost of Goods Sold                                 4,583,704
   417.1         Expenses non-utility operations                                  675,174       1,742   1,463,325     8,722,809
   421.1         Gain-disposition of property                                         (65)                               (1,825)
   421.2         Loss-disposition of property
   426.1         Donations
   426.3         Penalties                                                                                    242
   426.5         Other Deductions                                                                              76        15,000
     427         Interest on long-term debt
     428         Amortization of debt disc. and expenses
     430         Interest on debt to associated companies             105,669                              73,314       214,707
     431         Interest expense on short-term  debt and other         6,622                 218,958      87,382         2,145
     432         Capitalized Interest (credit)                         (6,622)                            (78,617)      (99,826)

                           Total Expense                            6,591,710   1,825,880     602,556   1,867,681    10,217,685


            NET (LOSS) INCOME                                         125,133   1,893,037     389,185      45,031       229,974





ANALYSIS OF BILLINGS
SALES & PROJECT REVENUES
ACCOUNTS 415/417

                                                       EXCESS
DESCRIPTION                                            OR             TOTAL
                                           TOTAL COST  DEFICIENCY     AMOUNT


1.  Utility Load Reduction Programs                                 23,828,775
2.  Energy Management Programs                                      14,775,809
3.  Packaged Cogeneration                                               40,497
4.  Installation & Fabrication of Energy
    Services Equipment                                              11,463,477
5.  Consulting Fees                                                  3,336,443

        TOTAL                                                       53,445,001




INSTRUCTION:    Provide a brief description of the sales and services rendered by each category in accordance with sales and service contracts and list amounts applicable per category:

(A)     The following is a Summary of Consolidated Billings by Geographical
        Area:

        New England and New York                      $ 41,124,014
        Outside New England and New York                20,196,908
                                                      $ 61,320,922


        (A) Includes Northeast Energy Management Inc., EUA Cogenex West Corp., EUA Citizens, and partnership revenues of $ 3,633,976, $ 6,377,835, $ 5,852,648, and $ 7,875,921 respectively.


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

ANALYSIS OF MISCELLANEOUS INCOME
        INTEREST INCOME AND OTHER INCOME
ACCOUNTS 419/421

DESCRIPTION OF ITEMS                                         AMOUNTS
ACCOUNT 419 -   INTEREST INCOME AND OTHER INCOME

Interest Income
        Energy Savings Project Sales - Note Receivable
        EUA Cogenex                                        4,958,763
        EUA Cogenex West                                      86,656
        RENOVA                                                 6,298
        TOTAL                                              5,051,717

        Energy Savings Project Sales - Lease Receivable
        EUA Cogenex                                        1,085,999
        EUA Cogenex West                                     201,511
        TOTAL                                              1,287,510

        Energy Related Financing Transactions
        EUA Citizens                                           4,555
        EUA Canada                                           977,018
        TOTAL                                                981,573

        Other Interest Income
        EUA Cogenex West                                      11,924
        EUA Cogenex                                          136,598
        EUA EUASC Interest & Dividend Income                     797

        TOTAL                                                149,319

        TOTAL INTEREST INCOME                              7,470,119


        Finance Fees
        EUA Cogenex - From Notes & Leases                     49,114
        EUA Cogenex - Other Financing Fee Income             171,563

        TOTAL FINANCE FEES                                   220,677

        GRAND TOTAL INTEREST INCOME AND OTHER INCOME       7,690,796


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

ANALYSIS OF MISCELLANEOUS INCOME
INTEREST INCOME AND OTHER INCOME
ACCOUNTS 419/421

DESCRIPTION OF ITEMS    AMOUNTS
421-0   MISCELLANEOUS NON-OPERATING INCOME:

        EUA Cogenex:
        Notes Receivable Factoring Gain                   1,311,951
        Federal Income Tax Current                       (2,985,638)
        EC&S I - Management and Accounting                   90,000
        EC&S II - Management and Accounting                  90,000
        APS Cogenex - Management & Accounting                15,000
        NEMI - Management & Accounting                       18,000
        Bad Debt Collection                                 500,000
        Late Payment Interest Revenue                        26,238
        EUASC Non-OP Income                                  12,970
        Gain on Benefit Plan Termination                    746,005
        Miscellaneous                                        43,706
                                                           (131,768)
        RENOVA:
        Customer Service Charges                            110,860
        Gain on Benefit Termination                          82,446
                                                            193,306
        EUA Day:
        Sales Tax Adjustment                                     75
                                                                 75
        EUA Canada:
        Minority Interest & Penalties                       (61,718)
                                                            (61,718)

        TOTAL FOR MISCELLANEOUS INCOME                         (105)

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

ANALYSIS OF MISCELLANEOUS INCOME
INTEREST INCOME AND OTHER INCOME (Continued)
ACCOUNTS 419/421

DESCRIPTION OF ITEMS                                        AMOUNTS
421.1 GAIN - DISP OF PROPERTY:

        EUA Cogenex
        Castleview Termination                               1,372
        UPS/Patterson Termination                           11,401
        Wilshire Termination                                74,923
        Sale of Furniture and Fixtures                         900
                                                            88,596

        RENOVA
        Sale of Automobiles                                 11,294
        Sale of Office Equipment                             6,283
                                                            17,577


        TOTAL                                              106,173

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:   Indicate each department or service function.
(See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts.)

                                                                   DEPARTMENT
DESCRIPTION OF ITEMS                           TOTAL               OR SERVICE
                                               AMOUNT    OVERHEAD  FUNCTION





920     SALARIES AND WAGES
921     OFFICE SUPPLIES AND EXPENSES
922     ADMINISTRATIVE EXPENSE TRANSFERRED
        - CREDIT
923     OUTSIDE SERVICES EMPLOYED
924     PROPERTY INSURANCE
925     INJURIES AND DAMAGES
926     EMPLOYEE PENSIONS AND BENEFITS
928     REGULATORY COMMISSION EXPENSE
930.1   GENERAL ADVERTISING EXPENSE
930.2   MISC. GENERAL EXPENSE
931     RENTS
932     MAINTENANCE OF STRUCTURES AND EQUIPMENT          NOT
403     DEPRECIATION AND AMORTIZATION EXPENSE            APPLICABLE
408     TAXES OTHER THAN INCOME TAXES
409     INCOME TAXES
410     PROVISION FOR DEFERRED INCOME TAXES
411     PROVISION FOR DEFERRED INCOME TAXES
        - CREDIT
419.1   AFUDC - EQUITY
426.1   DONATIONS
426.5   OTHER DEDUCTIONS
427     INTEREST ON LONG-TERM DEBT
430     INTEREST ON DEBT TO ASSOCIATE COMPANIES
431     OTHER INTEREST EXPENSE
432     AFUDC - BORROWED FUNDS

        TOTAL EXPENSES


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920


INSTRUCTIONS:   Indicate each department or service function.  (See Instruction
01-3 General Structure of  Accounting System: Uniform System of Accounts.)



NAME OF DEPARTMENT           DEPARTMENTAL SALARY EXPENSE            NUMBER
                             INCLUDED IN AMOUNTS BILLED TO          PERSONNEL



                          TOTAL   PARENT    OTHER       NON         END OF
                          AMOUNT  COMPANY   ASSOCIATES  ASSOCIATES  YEAR

NOT APPLICABLE

TOTAL

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS:   Provide a breakdown by sub-account of outside services
employed.  If the aggregate amounts paid to any  one payee and included within one sub-account is less than $25,000, only the aggregate number and amount  of all such payments included within the sub-account need be shown.  Provide a subtotal for each type of service.



FROM WHOM PURCHASED           ADDRESS                     RELATIONSHIP
                                                          A = ASSOCIATE
                                                          NA = NON
                                                          ASSOC.        AMOUNT


EUA COGENEX CORPORATION

OUTSIDE SERVICES-LEGAL:
  Martha Smith                 Shasta Dr, Londonderry, NH    NA         37,990
  McDermott, Will and Emery    State Street, Boston, MA      NA        247,040
  Amortization of previously
  deferred legal charges                                     NA         32,638
  Allocation of EUA Service
    Company Fees               W. Bridgewater, MA             A         40,149
        Various (38)                                         NA        (11,755)

OUTSIDE SERVICES-ACCOUNTING:
  Coopers and Lybrand           Box 3026, Boston, MA         NA        161,211
  Allocation of EUA Service     W. Bridgewater, MA            A          7,983
    Company Fees
        Various (6)                                          NA        (16,984)

OUTSIDE SERVICES-E.D.P.:
  Allocation of EUA
  Service Company Fees          W. Bridgewater, MA            A          9,987

OUTSIDE SERVICES-OTHER:
  Measuring and Monitoring
    Services, Inc.              Shrewsbury Ave,
  Allocation of EUA Service      Tinton Falls, NJ            NA         23,816
     Company Fees               W. Bridgewater, MA            A         29,099
  The Madison Group             Hayden Ave., Lexington, MA   NA         45,950
  Natek Recruiting              Saratoba Spgs, NY            NA         38,625
  C. Popolo                     120 Hartwell Rd.,
                                   Carlisle, MA              NA         42,073
   Various (83)                                              NA        127,583

TOTAL EUA COGENEX                                                      815,405

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

OUTSIDE SERVICES EMPLOYED - (Continued)
ACCOUNT 923

FROM WHOM PURCHASED           ADDRESS                     RELATIONSHIP
                                                          A = ASSOCIATE
                                                          NA = NON
                                                          ASSOC.        AMOUNT

EUA DAY

OUTSIDE SERVICES-LEGAL:
    Various (3)                                              NA          3,202

OUTSIDE SERVICES-BLDG & MAINT:
   JP Services               Martz Rd, Farmington, NY        NA          4,755
   Lucent Technologies       Box 371430, Pittsburgh, PA      NA          5,816
   Various (14)                                                         10,897

OUTSIDE SERVICES-OTHER:
        Various (6)                                          NA         80,816

TOTAL EUA DAY                                                          105,486

EUA CITIZENS

OUTSIDE SERVICES-OTHER:
        Various (8)                                         NA           4,775

TOTAL EUA CITIZENS                                                       4,775

EUA COGENEX WEST

OUTSIDE SERVICES-MANAGEMENT:
        Various (1)                                         NA              35

OUTSIDE SERVICES-LEGAL:
        Various (4)                                         NA           4,139

OUTSIDE SERVICES-ACCOUNTING:
        Various (3)                                         NA            (248)

OUTSIDE SERVICES-OTHER:
        Various (21)                                        NA          11,785

TOTAL EUA COGENEX WEST                                                  15,711

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

OUTSIDE SERVICES EMPLOYED - (Continued)
ACCOUNT 923


FROM WHOM PURCHASED           ADDRESS                     RELATIONSHIP
                                                          A = ASSOCIATE
                                                          NA = NON
                                                          ASSOC.        AMOUNT


RENOVA

OUTSIDE SERVICES-LEGAL:
        Various (7)                                          NA      17,087

OUTSIDE SERVICES-OTHER:
        Firebrand       Allens Ave., Providence, RI          NA      18,134
        Various (17)                                         NA      80,817

OUTSIDE SERVICES-COMMISSIONS:
     Spectrum           12 Kirk Dr., Pawtucket, RI           NA      14,051
     Energy Consultants P.O. Box 502, Folsum, CA             NA       7,500
        Various (19)                                         NA      93,454

TOTAL RENOVA                                                        231,043

EUA NEMI

OUTSIDE SERVICES-OTHER:
        Various (2)                                          NA      19,947

TOTAL EUA NEMI                                                       19,947

EUA DAY 1/DAY 2

OUTSIDE SERVICES-OTHER:
        Various (1)                                          NA      57,452

TOTAL EUA DAY 1/DAY 2                                                57,452

TOTAL OUTSIDE SERVICES
EMPLOYED
                                                                  1,249,819


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1


INSTRUCTIONS:           Provide a listing of the amount included in Account
930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



DESCRIPTION            NAME OF PAYEE   AMOUNT


EUA Day
        Miscellaneous    Various       50

        TOTAL                          50


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2


INSTRUCTIONS:   Provide a listing of the amount included in Account 930.2,
"Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. >441
(b) (2) shall be separately classified.


D E S C R I P T I O N   A M O U N T
EUA Cogenex Corporation
   EUA Service Corporation Allocated Expenses                         58,318
   Capitalization of EUA Service Corporation Allocated Expenses     (218,931)
   Conference Employee Training, Seminar and Conference Fees           7,067
   Petty Cash Expense, Letter of Credit & Bank Charges                44,077
   Filing Fees                                                         4,854
   Miscellaneous                                                      41,448
   Billing of Management Fees                                        (88,460)
   Director's Fees                                                     9,382
   Administration of Sanwa Loss                                        6,804
                                                                    (135,441)

RENOVA
        Adjusting Entries                                             16,500
        Miscellaneous                                                  2,323
                                                                      18,825

EUA Day
        Miscellaneous                                                 14,106

EUA Day 1/Day 2
        Miscellaneous                                                  2,474

EUA NEMI
        Miscellaneous                                                    585


EUA Citizens Corporation
        Miscellaneous                                                  8,759


EUA Cogenex West Corporation
Miscellaneous                                                          4,511

        TOTAL                                                        (86,183)



ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


RENTS
ACCOUNT 931

INSTRUCTIONS:           Provide a listing of the amount included in Account
931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


T Y P E  O F  P R O P E R T Y   A M O U N T
EUA Cogenex Corporation
        Building Rents                                          431,456
        Data Processing and Other Equipment Rents               358,188
                                                                789,644

RENOVA
        Building Rents                                          153,451
        Data Processing and Other Equipment Rents                 5,724
                                                                159,175

EUA Day
        Building Rents                                          20,190
        Automobile Leasing                                      11,049
                                                                31,259

EUA NEMI
        Building Rents                                           3,955
        Data Processing & Other Equipment Rents                 -----
                                                                 3,955

EUA Citizens Corporation
        Building Rents                                          16,433
        Data Processing and Other Equipment Rents                2,618
                                                                19,051

EUA Cogenex West Corporation
        Building Rents                                          57,567
        Data Processing and Other Equipment Rents               33,192
                                                                90,759

        TOTAL                                                1,093,823

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


TAXES OTHER THAN INCOME TAXES
ACCOUNT 408.1


INSTRUCTIONS:           Provide an analysis of Account 408.1, "Taxes Other
Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes and (2) U.S. Government taxes. Specify each of the various kinds of taxes and
 show the amounts thereof.  Provide     a subtotal  for each class of tax.


K I N D   O F   T A X   A M O U N T
EUA Cogenex Corporation:
        Other Than U.S. Government Taxes:
                State of MA Unemployment Compensation              23,086
                State of NY Unemployment Compensation               5,697
                MA Health Insurance                                   960
                State of Pennsylvania Unemployment                  2,208
                State of New Jersey Unemployment                    1,882
                State of New Jersey Disability                        470
                State of California Unemployment and Training          (1)
                Property Taxes                                         24
                State of Maryland Unemployment                         51
                State of Maine Unemployment                           161
                State of Colorado Unemployment                        290
                State of Washington Unemployment                    2,894
                State of New York Sales and Use                    13,332
                Payroll Taxes                                         287
                Miscellaneous Taxes                                42,645
        Total                                                      93,986

        U.S. Government Taxes:
                Federal Unemployment Compensation                   5,269
                F.I.C.A. (Net of A & G Credit)                    108,932
        Total                                                     114,201

        TOTAL                                                     208,187


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


TAXES OTHER THAN INCOME TAXES - (Continued)
ACCOUNT 408.1


K I N D   O F   T A X   A M O U N T
RENOVA:
        Other Than U.S. Government Taxes:
                State of MA Unemployment Compensation              778
                State of RI Unemployment Compensation           29,907
                MA Health Insurance                                 34
                State of New Jersey Unemployment                   577
                State of New Jersey Disability                     124
                State of California Unemployment and Training    1,512
                Property Taxes                                  26,010
                State of Rhode Island Job Development              854
                State of Texas Employment                         (202)
                State of Illinois Unemployment                     279
                Miscellaneous Taxes                                328
                                                                60,201
        U.S. Government Taxes:
                Federal Unemployment Compensation                2,495
                F.I.C.A. (Net of A & G Credit)                 106,622
                                                               109,117

        TOTAL                                                  169,318

EUA Day:
        Other Than U.S. Government Taxes:
                Property Taxes                                  15,181
                State of New York Unemployment                  16,463
                State of New York Sales & Use                   36,884
                Miscellaneous Taxes                                290
                                                                68,818
        U.S. Government Taxes:
                Federal Unemployment Compensation                2,624
                F.I.C.A. (Net of A & G Credit)                 123,821
                                                               126,445

        TOTAL                                                  195,263

EUA Day 1/Day 2:
        Other Than U.S. Government Taxes:
                Property Taxes                                   2,466
                State of New York Unemployment                   2,564
                State of New York Sales & Use                    7,780
                Miscellaneous Taxes                                 21
                                                                12,831
        U.S. Government Taxes:
                Federal Unemployment Compensation                  408
                F.I.C.A. (Net of A & G Credit)                  20,934
                                                                21,342
          TOTAL                                                 34,173


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


TAXES OTHER THAN INCOME TAXES
ACCOUNT 408.1


K I N D   O F   T A X   A M O U N T
EUA NEMI:
        Other Than U.S. Government Taxes:
                Property Taxes                                       270
                Miscellaneous Taxes                                  137

        TOTAL                                                        407





EUA Citizens:
        Other Than U.S. Government Taxes:
                State of MA Unemployment Compensation            5,465
                State of MA Heath Insurance                         62
                Property Taxes                                      70
                State of California Unemployment and Training      735
                State of North Carolina Unemployment                79
                Miscellaneous Taxes                              1,026
                                                                 7,437
        U.S. Government Taxes:
                Federal Unemployment Compensation                  840
                F.I.C.A. (Net of A & G Credit)                   2,044
                                                                 2,884

        TOTAL                                                   10,321

EUA Cogenex West Corporation:
        Other Than U.S. Government Taxes:
                Property Taxes                                   3,814
                State of Colorado Unemployment                     837
                State of Texas Unemployment                        121
                Miscellaneous Taxes                              1,055
                                                                 5,827

        U.S. Government Taxes:
                Federal Unemployment Compensation                  645
                F.I.C.A. (Net of A & G Credit)                  55,697
                                                                56,342

        TOTAL                                                   62,169


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


DONATIONS
ACCOUNT 426.1


INSTRUCTIONS:           Provide a listing of the amount included in Account
426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



NAME OF RECIPIENT       PURPOSE OF DONATION     AMOUNT

EUA Cogenex:
        Miscellaneous (9)                       2,201


        TOTAL                                   2,201

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


OTHER DEDUCTIONS
ACCOUNT 426.5


INSTRUCTIONS:   Provide a listing of the amount included in Account 426.5,
"Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                    NAME OF PAYEE             AMOUNT

EUA Cogenex Corporation:
                               Reverse APS Res.        (193,380)
                               Miscellaneous (13)         5,222
                                                       (188,158)

EUA Cogenex West Corporation    Miscellaneous (3)           101

        TOTAL                                          (188,057)

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME




INSTRUCTIONS:   The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



See "Notes to Financial Statements" on page 31.

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


SCHEDULE OF TERMINATED CONTRACTS


INSTRUCTIONS:   Provide a schedule of terminated and/or canceled contracts their value, the amount of gain/loss to the company, and the reason for the termination.


CONTRACT/PROJECT                         REASON FOR       BOOK VALUE -    GAIN/(LOSS)
                                         TERMINATION      NET AT CLOSE
                                                          OF YEAR


212     West Seneca Development Ctr.     Voluntary/Buyout   3,376,410       758,793
382     Medical College of Pennsylvania  Voluntary/Buyout     547,372      (166,504)
762     U.S. Dept. of Navy
        Naval Const. Bat. - Port Hueneme Voluntary/Buyout      99,980        53,712
        Naval Air Station - Long Beach  Voluntary/Buyout      110,077        52,352


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997
SCHEDULE OF PROJECT VALUES

DESCRIPTION                                             BOOK VALUE -        ESTIMATED
                                                        NET AT              FUTURE
                                                        CLOSE OF YEAR       VALUE


EUA Citizens    150     PG&E (1)                         2,895,544           4,692,838
        TOTAL                                            2,895,544           4,692,838

EUA Cogenex West        Huguley Memorial Hospital (2)      378,820       (D)   378,820
                        Propp Realty, Inc. (1)             103,019       (D)   103,019
                        Denver Corporate Center (1)        174,290       (D)   174,290
                        UNC Plt. Project Equipment (1)       7,497       (D)     7,497
        TOTAL                                              663,626             663,626

EUA Cogenex
130            Jackson Brook Institute (2)                 110,532             283,696
305            Rowes Wharf (1)                             127,751             245,720
393            Hackensack Medical Center (2)               113,783             159,688
570            Pepsi-Cola Metropolitan Bottling Co. (1)    248,258             410,780
584            Orange County Community College (1)         486,186             975,003
655            Department of Energy Building-Lighting (1)  342,747             816,978
676            Dominican Convent (1)                       104,554             468,384
696            MEM Company (1)                             144,857             455,255
759            Chester Union Free School District (1)      108,930             213,348
762            U.S. Department of Navy (2)                 194,134             327,210
763            Com/Electric- All Projects (1)              564,194             767,449
777            Barnert Hospital (1)                        127,354             507,237
806            Nanuet Public Schools (1)                   131,258             253,937
811            Hornick (1)                                 107,091             160,849
821            St. Lukes Hospital (1)                      112,369             148,958
868            UPS (1)                                     191,663           1,736,641
871            Orange County Community College (1)         276,437             507,512
922            Barry University (2)                        850,823             786,182
955            Ideal Aluminum Products (1)                 189,130       (A)   154,103
1030           Stull Closure II (1)                        212,016             244,703
1042           Matsushita Electric Corp. (1)               159,540             380,475
1047           P.F. Labs (1)                               514,436             503,855
1067           Motorola (1)                                116,139              46,488
1150           Meadowlands Hospital Medical (1)            192,418             299,445
1168           Century Towers (2)                          117,276             175,398
1312           Lodi Unified School Dist (2)                321,123             264,000
1575           Washoe County School District (2)           406,759             291,926
        TOTAL                                            6,571,758          11,585,220
(1)     Utility Load Reduction Programs (A)     Projects expected to be written-down
                                                during 1997.
(2)     Energy Management Programs      (B)     Negotiating new contract terms
                                                retroactive billing recorded in 1997.
                                        (C)     Includes recovery of estimated fuel
                                                costs paid by the company.
                                        (D)     Proforma information unavailable-
                                                projected full recovery method.

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


SCHEDULE OF ESTIMATED KILOWATTS SAVED


INSTRUCTIONS:   Provide a statement of estimated kilowatts saved during the past year and cumulatively, both within and outside of New England through demand side management projects.


                                                                    ESTIMATED
UTILITY SPONSOR                          ESTIMATED CURRENT          CUMULATIVE
                                         YEAR KILOWATTS SAVED       KILOWATTS SAVED



Commonwealth Electric Co. (1)                  -0-                     5,291


Public Service Electric & Gas Co. (3)       24,000                    40,493


Orange and Rockland Utilities Inc. (2)         151                     2,821


Central Maine Power Company (1)                -0-                    10,558


Rochester Gas and Electric Corp. (2)         1,185                     7,152


Rockland Electric Company (3)                  -0-                       381


Massachusetts Electric (1)                     -0-                        88


Boston Edison (1)                              -0-                    21,230


Consolidated Edison (2)                        -0-                     5,643


Jersey Central Power and Light (3)           3,748                     7,604


                             TOTAL          29,084                   101,261
(1)     New England
(2)     New York
(3)     Outside New England and New York

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


PROJECT INCOME STATEMENT



                                         YTD 1997
PROJECT/DESCRIPTION
                                   BUDGET       ACTUALS      VARIANCE
868 -   UPS


        Gross Revenue           107,544          191,322         83,778

        Expenses
        Maintenance              12,000           69,916         57,916
        Other Direct Costs       0                11,221         11,221
        Depreciation/amort       36,156          202,983         166,827
        Total Expenses           48,156          284,120         235,964
        Net Income (Loss)        59,388          (92,798)       (152,186)


Explanation:    Capital costs were higher than anticipated.


YTD 1997
PROJECT/DESCRIPTION
                                  BUDGET       ACTUALS         VARIANCE
955 -   Ideal Aluminum Products

        Gross Revenue              25,320         27,188        1,868

        Expenses
        Maintenance                     0          1,303        1,303
        Depreciation/amort         29,580         29,854          274

        Total Expenses             29,580         31,157        1,577
        Net Income (Loss)          (4,260)        (3,969)         291



Explanation:    Capital costs were higher than anticipated.

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


PROJECT INCOME STATEMENT



YTD 1997
PROJECT/DESCRIPTION                       BUDGET        ACTUALS   VARIANCE
1407 -  P.F. Labs

        Gross Revenue                    119,004         28,600     (90,404)

        Expenses
        Program Management                                  368         368
        Maintenance                       8,004           2,846      (7,307)
        Other Direct Costs               63,000          38,820     (24,180)

        Total Expenses                   71,004          42,731     (28,273)
        Net Income (Loss)                48,000         (14,131)    (62,131)

Explanation:    Portion of budgeted revenues not realized due to timing.




YTD 1997
PROJECT/DESCRIPTION                 BUDGET       ACTUALS         VARIANCE
1067 -  Motorola

        Gross Revenue             15,168          6,268        (8,900)

        Expenses
        Maintenance               996             1,200           204
        Depreciation/amort        8,004          40,453        32,449

        Total Expenses            9,000          41,653        36,653
        Net Income (Loss)         6,168         (35,385)      (41,553)


Explanation:    Capital costs were higher than anticipated.

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


PROJECT INCOME STATEMENT



YTD 1997
PROJECT/DESCRIPTION                  BUDGET        ACTUALS     VARIANCE
1150 -  Meadowlands Hospital
        Medical

        Gross Revenue                 45,324       30,977        (14,347)

        Expenses
        Maintenance                                20,000         20,000
        Depreciation/amort             6,504          960         (5,544)
        Other Direct Costs                 0       31,320         31,320
        Total Expenses                 6,504       52,280         45,776
        Net Income (Loss)             38,820      (21,303)       (60,123)

Explanation:    Capital costs were higher than anticipated.

YTD 1997
PROJECT/DESCRIPTION            BUDGET        ACTUALS        VARIANCE
1168 -  Century Towers

        Gross Revenue           75,996       45,335          (30,661)

        Expenses
        Maintenance                           4,363            4,363
        Depreciation/amort      44,544       45,384              840

        Total Expenses          44,544       49,747          (29,821)
        Net Income (Loss)       31,452       (4,412)           5,203

Explanation:    Savings level lower than anticipated.

 ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


ORGANIZATIONAL STRUCTURE
EUA COGENEX CORPORATION


President

        Executive Vice President
        General Manager
        Assistant Comptroller
        Manager of Human Resources
                Director of Commercial Finance
                Director of Project Development

                Vice President of Business Development
                Director of Sales - Region 1
                Director of Sales - Region 2

        Manager Engineering and Construction - Team 1
        Manager Engineering and Construction - Team 2
        Manager Engineering and Construction - Team 3



ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


ORGANIZATIONAL STRUCTURE
RENOVA


Vice President/General Manager

                Manager Administration and Accounting
                Manager of Engineering & Manufacturing

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


ORGANIZATIONAL STRUCTURE
EUA DAY


General Manager

                Business Manager

                Operations Manager


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


ORGANIZATIONAL STRUCTURE
EUA CITIZENS CORPORATION

President

        Vice President

        Project Manager - Housing Operations
        Project Manager - Utility Program
        Senior Construction Manager
        Senior Financial Analyst

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


ORGANIZATIONAL STRUCTURE
EUA COGENEX WEST


President

        Director of Engineering - Lighting
        Director of Engineering - Mechanical

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1997


SIGNATURE CLAUSE







      Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


        EUA Cogenex Corporation
        (Name of Reporting Company)



        By: /s/ Richard Burlingame, Jr.
        (Signature of Signing Officer)


        Richard Burlingame, Jr., Assistant Comptroller
        (Printed Name and Title of Signing Officer)



        Date:           May 15, 1998